Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

October 11, 2005

by and among

TEAM HEALTH HOLDINGS, L.L.C.,

TEAM HEALTH, INC.,

TEAM FINANCE LLC

TEAM HEALTH MERGERSUB, INC.,

ENSEMBLE PARENT LLC

and

ENSEMBLE ACQUISITION LLC

INDEX OF EXHIBITS

Exhibit A	Form of Reorganization Certificate of Merger
Exhibit B	Form of Recapitalization Certificate of Merger
Exhibit C	Required Consents
Exhibit D	Reference Financial Schedule
Exhibit E	Form of Transmittal Letter

INDEX OF SCHEDULES

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 11, 2005 is made by and among Team Health Holdings, L.L.C., a Delaware limited liability company (the “Company”), Team Health, Inc., a Tennessee corporation and majority-owned subsidiary of the Company (“Team”), Team Finance LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Team Finance”), Team Health MergerSub, Inc., a Tennessee corporation and a wholly-owned subsidiary of Team Finance (“Team MergerSub”), Ensemble Parent LLC, a Delaware limited liability company (“Purchaser”), and Ensemble Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Purchaser (“PurchaserSub”). Certain capitalized terms used herein have the meanings set forth in Article 10.

RECITALS

WHEREAS, the stockholders of PurchaserSub seek to acquire a controlling interest in the Company through a transaction intended by Purchaser to be accounted for as a recapitalization;

WHEREAS, in connection with such recapitalization, it is also necessary to effect a reorganization of Team in which Team MergerSub will merge with and into Team, with (a) the Team Common Shares held by stockholders of Team, other than the Company, being converted into Company Common Units, (b) the Team Common Shares held by the Company being cancelled and (c) the shares of common stock of Team MergerSub being converted into shares of common stock of the surviving corporation of the merger, such that Team will become a direct wholly-owned Subsidiary of Team Finance and an indirect wholly-owned Subsidiary of the Company, pursuant to the terms and conditions of this Agreement and the TBCA;

WHEREAS, the recapitalization will involve a merger, to be consummated immediately after the Reorganization Merger, in which PurchaserSub will merge with and into the Company, with the Company Common Units (subject to certain exceptions described in this Agreement) being converted into the right to receive cash and the shares of PurchaserSub being converted into common units of the Surviving Company, pursuant to the terms and subject to the conditions of this Agreement and the LLC Act;

WHEREAS, the board of managers of the Company, the managing member of Team Finance, the board of directors of Team and the managers of Purchaser and PurchaserSub have each approved and adopted this Agreement and the terms and conditions of the acquisition of the Company and, thereby, the acquisition of Team by Purchaser to be effected by the foregoing mergers;

WHEREAS, Team Finance, as the sole stockholder of Team MergerSub, has duly approved and adopted this Agreement, the Reorganization Merger and the transactions contemplated hereby, in accordance with the TBCA;

WHEREAS, the requisite members of the Company and Purchaser, as the sole stockholder of PurchaserSub, have duly approved and adopted this Agreement, the Recapitalization Merger and the transactions contemplated hereby, in accordance with the LLC Act; and

WHEREAS, as an inducement for the Company, Team, Team Finance and Team MergerSub to enter into this Agreement, Blackstone Capital Partners IV L.P., currently the sole member of Purchaser, has, on the date hereof, executed and delivered to the Company a limited guaranty (the “Guaranty”) of the obligations of Purchaser and PurchaserSub hereunder.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1

THE REORGANIZATION MERGER

SECTION 1.01. The Reorganization Merger.

(a) At the Reorganization Effective Time, Team MergerSub shall be merged with and into Team in accordance with the terms and conditions of this Agreement and the TBCA (the “Reorganization Merger”), at which time the separate existence of Team MergerSub shall cease and Team shall continue its existence. In its capacity as the corporation surviving the Reorganization Merger, Team is sometimes referred to as the “Surviving Corporation.”

(b) As soon as practicable after satisfaction or, to the extent permitted hereby, waiver of all conditions to the Recapitalization Merger set forth herein (other than the occurrence of the Reorganization Merger), Team and Team MergerSub shall cause articles of merger, substantially in the form of Exhibit A hereto (the “Reorganization Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) and make all other filings or recordings required by the TBCA in connection with the Reorganization Merger. The “Reorganization Effective Time” shall be the date and time that the Reorganization Certificate of Merger is filed with the Tennessee Secretary (unless a later date and/or time is otherwise agreed upon by the parties and specified in an amendment to this Agreement, in which case, the Reorganization Effective Time shall be the date and time so specified).

(c) From and after the Reorganization Effective Time, the Reorganization Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

(d) The closing of the Reorganization Merger shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (or such other place as agreed by the parties) immediately prior to the Closing, unless the parties hereto agree on another date or time.

SECTION 1.02. Organizational Documents. At the Reorganization Effective Time (i) the certificate of incorporation of Team in effect at the Reorganization Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and (ii) the by-laws of Team in effect immediately prior to the Reorganization Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

SECTION 1.03. Directors and Officers. From and after the Reorganization Effective Time (until successors are duly elected or appointed and qualified), Team MergerSub’s directors at the Reorganization Effective Time shall be the Surviving Corporation’s directors and Team’s officers at the Reorganization Effective Time shall be the Surviving Corporation’s officers.

SECTION 1.04. Conversion of Capital Stock. At the Reorganization Effective Time and by virtue of the Reorganization Merger and without any action on the part of Team, Team MergerSub or Team Finance or their respective equity holders:

(a) Each share of common stock, no par value share, of Team MergerSub outstanding immediately prior to the Reorganization Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(b) Each share of Common Stock, no par value per share, of Team (each, a “Team Common Share”) outstanding immediately prior to the Reorganization Effective Time held by the Company shall be canceled and retired and shall cease to exist, and no payment shall be made in respect thereof.

(c) Except as otherwise provided in Sections 1.04(d) and (e), each Team Common Share outstanding immediately prior to the Reorganization Effective Time held by any Person other than the Company (each a “Team Converting Holder”) shall be converted into the right to receive one (1) Company Common Unit. The Company Common Units issued pursuant to this Section 1.04(c) are referred to herein as the “Reorganization Merger Consideration.” All such Team Common Shares, when so converted pursuant to this Section 1.04(c), shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist. Each holder of Team Common Shares converted pursuant to this Section 1.04(c) shall cease to have any rights with respect thereto, except the right to receive, without interest, the applicable Reorganization Merger Consideration.

(d) Each Team Common Share held by Team as treasury stock immediately prior to the Reorganization Effective Time shall automatically be canceled and retired and shall cease to exist, and no payment shall be made in respect thereof.

(e) Each Team Common Share owned by any Subsidiary of Team immediately prior to the Reorganization Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

SECTION 1.05. Exchange of Certificates.

(a) Exchange Agent. The Company shall act as exchange agent for the purpose of effectuating the exchange of the Reorganization Merger Consideration pursuant to this Article 1 for stock certificates (“Team Certificates”) that immediately prior to the Reorganization Effective Time represented outstanding Team Common Shares, which were converted into the right to receive the Reorganization Merger Consideration.

(b) Exchange Procedures. At the Reorganization Effective Time, the Company shall make the Reorganization Merger Consideration available to the Team Converting Holders for exchange in accordance with the terms and conditions of this Agreement. At the Reorganization Effective Time, upon surrender to the Company by a Team Converting Holder of

Team Certificates representing the number of Team Common Shares held by such holder, together with a duly executed and completed Transmittal Letter and such other documentation evidencing such holder’s ownership of such Team Common Shares as may reasonably be requested by the Company, such holder of such Team Certificates shall be entitled to immediately receive in exchange therefor the portion of the Reorganization Merger Consideration (less any required withholding Taxes) to which such holder is entitled pursuant to this Article 1 in respect of the Team Common Shares represented by such Team Certificate. Until surrendered as contemplated by this Section 1.05, each Team Certificate shall be deemed upon and at any time after the Reorganization Effective Time to represent only the right to receive the appropriate amount of the Reorganization Merger Consideration without interest as provided in this Article 1. If any portion of the Reorganization Merger Consideration is to be paid to a Person other than the Person in whose name the Team Certificate is registered, it shall be a condition to such payment that the Team Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Company, on behalf of the Surviving Corporation, any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Team Certificate or establish to the satisfaction of the Company that such Tax has been paid or is not payable. If any Team Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact and (ii) providing to the Surviving Corporation a personal indemnity against any claim that may be made against the Surviving Corporation or the Company with respect to such Team Certificate by the Person claiming such Team Certificate to be lost, stolen or destroyed, the Company will deliver in exchange for such lost, stolen or destroyed Team Certificate, the appropriate amount of Reorganization Merger Consideration, as contemplated by this Article 1.

(c) No Further Ownership Rights in the Team Common Shares. All Reorganization Merger Consideration paid upon surrender of Team Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Team Common Shares represented thereby. As of the Reorganization Effective Time, the stock transfer books of Team shall be closed and there shall be no further registration of transfers on Team’s stock transfer books of the Team Common Shares formerly owned by the Team Converting Holders. If, after the Reorganization Effective Time, Team Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the appropriate Reorganization Merger Consideration as provided in this Section 1.05.

(d) Treatment of Converted Team Common Shares in the Recapitalization Merger. The Company Common Units issuable to the Team Converting Holders upon conversion of their respective Team Common Shares in the Reorganization Merger shall be deemed to be issued and outstanding and held by the Team Converting Holders as of the Recapitalization Effective Time, whether or not the exchange procedures set forth in this Section 1.05 have been completed with respect to such shares; provided that in order to actually receive the portion of the Recapitalization Merger Consideration to which any such holder is otherwise entitled, such holder must first comply with the exchange procedures provided in this Section 1.05.

(e) Adjustments. If during the period between the date of this Agreement and the Reorganization Effective Time, any change in the outstanding shares of capital stock of Team shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Team Common Shares, or stock dividend thereon with a record date during such period, the Reorganization Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted; provided that no such adjustment shall be made as a result of the exercise during such period of Team Options outstanding on the date hereof.

(f) Withholding Rights. The Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 1 such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Law. If the Company so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Team Common Shares in respect of which the Company made such deduction or withholding.

SECTION 1.06. Options. Team shall cause all outstanding options, warrants and rights to acquire Team Common Shares to be canceled, as of the Reorganization Effective Time, and, (x) in exchange for such cancellation, each holder of a Team Option (a “Team Option Holder”) shall be entitled to a right to receive, at the Recapitalization Effective Time, the product of (i) the excess, if any, of $59.01333 (the “Per Team Option Merger Consideration”), subject to adjustment as set forth in Section 2.06, over the applicable exercise price per share of such Team Option multiplied by (ii) the number of Team Common Shares such holder could have purchased if such holder had exercised such Team Option in full immediately prior to such time and (y) all other Options shall be cancelled without creating or incurring any liability or obligation on the part of Team or any of its Affiliates. The consideration provided for in this Section 1.06 is collectively referred to herein as the “Team Option Merger Consideration.” Each of the Surviving Corporation and the Company, in its capacity as exchange agent, shall be entitled to deduct and withhold from the Team Option Merger Consideration otherwise payable hereunder to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Federal, state, local or foreign income Tax Law. To the extent that the Surviving Corporation or the Company, in its capacity as exchange agent, so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Team Option Holder in respect of which such deduction and withholding was made. The Company and Team shall take all action reasonably necessary (including the adoption of any necessary resolutions, plan amendments and/or the obtaining of any necessary consents) in order to effect the foregoing and to ensure that, as of the Reorganization Effective Time, all Options terminate or otherwise cease to be outstanding.

ARTICLE 2

THE RECAPITALIZATION MERGER

SECTION 2.01. The Recapitalization Merger.

(a) At the Recapitalization Effective Time, PurchaserSub shall be merged with and into the Company in accordance with the terms and conditions of this Agreement and the LLC Act (the “Recapitalization Merger”), at which time the separate existence of PurchaserSub shall cease and the Company shall continue its existence. In its capacity as the limited liability company surviving the Recapitalization Merger, the Company is sometimes referred to as the “Surviving Company.”

(b) As soon as practicable after satisfaction or, to the extent permitted hereby, waiver of all conditions to the Recapitalization Merger set forth herein, the Company and PurchaserSub shall cause to be executed, acknowledged and filed a certificate of merger, substantially in the form of Exhibit B attached hereto (the “Recapitalization Certificate of Merger”), with the Secretary of State of the State of Delaware (the “Secretary”) and make all other filings or recordings required by Section 18-209 of the LLC Act in connection with the Recapitalization Merger; provided that, for the avoidance of doubt, none of the parties hereto shall be obligated to consummate the transactions contemplated hereby prior to the date specified for Closing in Section 2.01(d). The “Recapitalization Effective Time” shall be the later of the date and time that the Recapitalization Certificate of Merger is filed with the Secretary and immediately after the date and time of the Reorganization Effective Time (unless a later date and/or time is otherwise agreed upon by the parties and specified in the Recapitalization Certificate of Merger, in which case, the Recapitalization Effective Time shall be the date and time so specified).

(c) From and after the Recapitalization Effective Time, the Recapitalization Merger shall have the effects set forth in Section 18-209 of the LLC Act.

(d) The closing of the Recapitalization Merger (the “Closing”) shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (or such other place as agreed by the parties) on a date to be specified by the parties, which shall be the later of (i) the third Business Day after satisfaction or, to the extent permitted hereby, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 8 (other than those to be satisfied at the Closing itself), and (ii) the earlier of (x) a date during the Marketing Period to be specified by Purchaser on no less than three Business Days’ notice to the Company and (y) the final day of the Marketing Period, unless, in any case the parties hereto agree on another date in writing. The date on which the Closing is held is herein referred to as the “Closing Date.”

SECTION 2.02. Organizational Documents. At the Recapitalization Effective Time (i) the certificate of formation of the Company in effect at the Recapitalization Effective Time shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with applicable Law and (ii) the limited liability company agreement of PurchaserSub in effect immediately prior to the Recapitalization Effective Time shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with applicable Law; provided that such limited liability company agreement shall reflect “Team Health Holdings, L.L.C.” as the name of the Surviving Company as of the Recapitalization Effective Time.

SECTION 2.03. Directors and Officers. From and after the Recapitalization Effective Time (until successors are duly elected or appointed and qualified), the members of the board of managers of PurchaserSub at the Recapitalization Effective Time shall be the members of the board of managers of the Surviving Company and the officers of the Company at the Recapitalization Effective Time shall be the officers of the Surviving Company.

SECTION 2.04. Conversion of Membership Interests. At the Recapitalization Effective Time and by virtue of the Recapitalization Merger and without any action on the part of the Company, Purchaser or PurchaserSub or their respective equity holders:

(a) Each membership interest in PurchaserSub outstanding immediately prior to the Recapitalization Effective Time shall be converted into one validly issued, fully paid and non-assessable Class A Common Unit of the Surviving Company.

(b) Except as otherwise provided in Sections 2.04(c), (d) or (e), each Company Common Unit outstanding immediately prior to the Recapitalization Effective Time shall be converted into the right to receive $59.01333 in cash, without interest (the “Per Unit Merger Consideration”), subject to adjustment as set forth in Section 2.06. Such cash consideration to be received in respect of the Company Common Units is referred to herein as the “Recapitalization Merger Consideration.” All such Company Common Units, when so converted pursuant to this Section 2.04(b), shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist. Each holder of Company Common Units so converted shall cease to have any rights with respect thereto, except the right to receive, without interest, the applicable Recapitalization Merger Consideration.

(c) The Company Common Units set forth on Schedule 2.04(c) (such Company Common Units, the “Retained Units”), which represent at least 357,184 Company Common Units, shall not be converted into the right to receive cash in accordance with Section 2.04(b), but shall be converted into one validly issued, fully paid and non-assessable Class A Common Unit of the Surviving Company (such Common Units, the “Exchange Units”). The Retained Units are, as of the date hereof, owned by the unitholders of the Company as set forth on Schedule 2.04(c). For the avoidance of doubt, the parties hereto agree that, after the date hereof and prior to the Reorganization Effective Time, Schedule 2.04(c) (i) may be supplemented and/or amended in a writing, signed by each of the parties hereto, to designate additional Company Common Units as Retained Units and to identify the owners of such Retained Units, and (ii) will be deemed to be automatically updated to reflect any transfer of ownership of any Retained Units permitted hereunder.

(d) Each Company Common Unit held by the Company in treasury or owned by Purchaser or any Purchaser Subsidiary immediately prior to the Recapitalization Effective Time shall automatically be canceled and retired and shall cease to exist, and no payment shall be made in respect thereof.

(e) Each Company Common Unit owned by any Subsidiary of the Company immediately prior to the Recapitalization Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable Class A Common Unit of the Surviving Company.

SECTION 2.05. Exchange.

(a) Paying Agent. The Surviving Company shall act as paying agent for the purpose of effectuating the exchange of the Recapitalization Merger Consideration pursuant to this Article 2 for Company Common Units that were outstanding immediately prior to the Recapitalization Effective Time, which were converted into the right to receive the Recapitalization Merger Consideration or the Exchange Units, as the case may be.

(b) Exchange Procedures. Subject to Section 1.05(d) and to this Section 2.05, at and following the Recapitalization Effective Time:

(i) Purchaser shall make all of the Recapitalization Merger Consideration available to each Person that is entitled to receive the Recapitalization Merger Consideration pursuant to Section 2.04(b) above (each a “Company Holder”) for exchange in accordance with the terms and conditions of this Agreement. Subject to Section 1.05(d), at and following the Recapitalization Effective Time, upon surrender to Purchaser by a Company Holder of a duly executed and completed Transmittal Letter and such other documentation evidencing such holder’s ownership of such holder’s Company Common Units (other than any Retained Units) as may reasonably be requested by Purchaser, such holder shall immediately be paid in cash, by wire transfer to the account(s) specified in such holder’s Transmittal Letter, in exchange therefor the amount of the Recapitalization Merger Consideration (less any required withholding Taxes) to which such holder is entitled pursuant to this Article 2 in respect of such Company Common Units. Until surrendered as contemplated by this Section 2.05, each holder of Company Common Units (other than the Retained Units) shall be deemed upon and at any time after the Recapitalization Effective Time to have only the right to receive the appropriate amount of the Recapitalization Merger Consideration without interest as provided in this Article 2. If any portion of the Recapitalization Merger Consideration is to be paid to a Person other than the Person in whose name the Company Common Units are registered, it shall be a condition to such payment that the Company Common Units so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to Purchaser, on behalf of the Surviving Company, any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Company Common Units or establish to the satisfaction of Purchaser that such Tax has been paid or is not payable.

(ii) The Company shall make the Exchange Units available to the holders of Retained Units for exchange in accordance with the terms and conditions of this Agreement. Subject to Section 1.05(d), at the Recapitalization Effective Time, upon surrender to the Company by a holder of Retained Units of a duly executed and completed Transmittal Letter and such other documentation evidencing such holder’s ownership of such holder’s Retained Units as may reasonably be requested by Purchaser, such holder of such Retained Units shall be entitled to immediately receive in exchange therefor the aggregate number of Exchange Units (less any required withholding Taxes) to which such holder is entitled pursuant to this Article 2 in respect of the Retained Units held by such holder. Until surrendered as contemplated by this Section 2.05, each holder of Retained Units shall be deemed upon and at any time after the Recapitalization Effective Time to have only the right to receive the appropriate aggregate number of Exchange Units without interest as provided in this Article 2. If any Exchange Units are to be issued to a Person other than the Person in whose name the Retained Units are registered, it shall be a condition to such payment that the Retained Units so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Company, on behalf of the Surviving Corporation, any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Retained Units or establish to the satisfaction of the Company that such Tax has been paid or is not payable.

(c) No Further Ownership Rights in the Company Common Units. All Recapitalization Merger Consideration paid upon surrender of Company Common Units in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Units. As of the Recapitalization Effective Time, the unit transfer books of the Company shall be closed and there shall be no further registration of transfers on the Company’s unit transfer books of the Company Common Units formerly owned by the Company Holders other than the Retained Units converted pursuant to Section 2.04(c).

(d) Adjustments. If during the period between the date of this Agreement and the Recapitalization Effective Time, any change in the outstanding units or other equity interests of the Company shall occur, including by reason of any reclassification, recapitalization, unit split or combination, exchange or readjustment of Company Common Units, or equity dividend thereon with a record date during such period, the Recapitalization Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted.

(e) Withholding Rights. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Law. If Purchaser so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Units in respect of which Purchaser made such deduction or withholding.

SECTION 2.06. Adjustment of the Per Team Option Merger Consideration and the Per Unit Merger Consideration. At least three (3) Business Days prior to the Closing, the Company shall deliver to Purchaser an itemized statement, substantially in the form of Schedule 3.18, representing the Company’s good faith estimate, as of the Recapitalization Merger Effective Time, of all Transaction Expenses (the “Expense Statement”), together with invoices or other reasonable supporting documentation for such expenses. In the event that Purchaser objects that a material item has been omitted from such statement, the Company and Purchaser hereby agree to reasonably cooperate and to negotiate in good faith to resolve any such objection prior to the Business Day before Closing, and the Expense Statement shall be revised to the extent necessary to reflect such resolution. If the amount of the Transaction Expenses as set forth on the Expense Statement (as revised in accordance with the preceding sentence) exceeds $12 million, then the Per Team Option Merger Consideration and the Per Unit Merger Consideration, and hence the amount of the Team Option Merger Consideration and the Recapitalization Merger Consideration that each holder of Team Options and/or Company Common Units shall be entitled to receive under Sections 1.06 and 2.04, shall each be reduced by an amount equal to (i) the amount by which the Transaction Expenses exceeds $12 million divided by (ii) 10,794,172.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company Disclosure Schedule attached hereto or (ii) the Team S-1, the Company represents and warrants to Purchaser that:

SECTION 3.01. Existence and Power.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all organizational powers required to carry on its business as now conducted and is not in violation of its certificate of formation or the LLC Agreement. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Purchaser true and complete copies of the Company’s certificate of formation and the LLC Agreement as currently in effect.

(b) Each of Team, Team Finance and Team MergerSub is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all organizational powers required to carry on its business as now conducted and is not in violation of its charter or by-laws (or comparable organizational documents). Each of Team, Team Finance and Team MergerSub is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Company Subsidiary (other than Team, Team Finance and Team MergerSub) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all organizational powers required to carry on its business as now conducted and is not in material violation of its charter or by-laws (or comparable organizational documents). Each Company Subsidiary (other than Team, Team Finance and Team MergerSub) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Purchaser true and complete copies of each Company Subsidiary’s charter and by-laws or comparable documents as currently in effect.

SECTION 3.02. Company Authorization. The execution, delivery and performance by the Company, Team, Team Finance and Team MergerSub of this Agreement and the consummation by the Company, Team, Team Finance and Team MergerSub of the transactions contemplated hereby are within each of their respective organizational powers and have been duly authorized by all necessary organizational action on the part of the Company, Team, Team Finance and Team MergerSub and, if applicable, their respective equity holders other than the approval of this Agreement and the Reorganization Merger by the holders of Team Common Shares, which approval shall be obtained within 15 days after the date hereof. Assuming that this Agreement constitutes the valid and binding obligation of Purchaser and PurchaserSub, this Agreement constitutes a valid and binding agreement of the Company, Team, Team Finance and Team MergerSub enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or to general principles of equity. On or prior to the date hereof, the Company has provided Purchaser with certified copies of (i) the resolutions duly adopted by the governing bodies of each of the Company, Team and Team MergerSub authorizing its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and, in the case of Team, recommending that its stockholders vote in favor of the adoption of this Agreement and the consummation of the Reorganization Merger, (ii) the written consent of the holders of a majority of the Company Common Units approving and adopting this Agreement and the Recapitalization Merger; (iii) the written consent of each holder of Retained Units approving and adopting this Agreement and, as applicable, the Reorganization Merger and the Recapitalization Merger; and (iv) the written consent of Team Finance, as the sole stockholder of Team MergerSub, approving and adopting this Agreement and the Reorganization Merger.

SECTION 3.03. Governmental Authorization. The execution, delivery and performance by the Company, Team, Team Finance and Team MergerSub of this Agreement and the consummation by the Company, Team, Team Finance and Team MergerSub of the transactions contemplated hereby require no consent, approval, action, order, authorization, registration or declaration by or in respect of, or filing with or notification to, any Governmental Entity, other than: (a) the filing of (i) the Reorganization Certificate of Merger with the Tennessee Secretary in accordance with the TBCA, and (ii) the Recapitalization Certificate of Merger with the Secretary in accordance with the LLC Act; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with the requirements of the Exchange Act requiring that a Form 8-K be filed with respect to the execution this Agreement and the consummation of transactions contemplated hereby; and (d) such other consents, approvals, actions, orders, authorizations, registrations, declarations, filings or notifications which, if not obtained or made, would not reasonably be expected to, individually or in the aggregate, (x) have either a Company Material Adverse Effect or, assuming for this purpose that the Recapitalization Effective Time had occurred, a materially adverse effect on Purchaser or (y) prevent or materially impair the ability of the Company, Team, Team Finance, Team MergerSub, Purchaser or PurchaserSub to consummate the transactions contemplated by this Agreement (the filings and authorizations referred to in clauses (a) through (e) being referred to collectively as the “Company Required Governmental Consents”).

SECTION 3.04. Non-Contravention. The execution, delivery and performance by the Company, Team, Team Finance and Team MergerSub of this Agreement and the consummation by the Company, Team, Team Finance and Team MergerSub of the transactions contemplated hereby do not and will not: (a) contravene or conflict with any of their respective certificates of formation, limited liability company agreements, charter, by-laws or equivalent organizational documents; (b) assuming that all of the Company Required Governmental Consents are obtained, contravene or conflict with or constitute a violation of any Law or Order binding upon or applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets; (c) require any consent or other action by any Person under, constitute a default under or give rise to a right of termination, cancellation, amendment, payment or acceleration (in each case, with or without due notice or lapse of time or both) or result in any other change of any right or obligation of the Company or any Company Subsidiary or to a loss of any benefit or status to which the Company or any Company Subsidiary is entitled under any provision of any Material Contract binding upon the Company or any Company Subsidiary or any of their respective properties, rights or assets or any material Permit or other similar authorization held by the Company or any Company Subsidiary; or (d) result in the creation or imposition of any Lien on any property, right or asset of the Company or any Company Subsidiary, other than, in the case of each of (b), (c) and (d), any such items that would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect or (y) prevent or materially impair the ability of the Company, Team, Team Finance, Team MergerSub, Purchaser or PurchaserSub to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company does not make any representation or warranty pursuant to this Section 3.04 regarding the transactions contemplated by Sections 1.04(a) or 1.04(b).

SECTION 3.05. Capitalization; Indebtedness.

(a) As of the date hereof, 8,940,241 Company Common Units are issued and outstanding and are owned beneficially and of record by the holders, and in the respective amounts, set forth in Company Disclosure Schedule corresponding to this Section 3.05(a). Assuming that the Reorganization Merger had been consummated as of the date hereof, there would be 9,783,485 Company Common Units issued and outstanding. All of the outstanding Company Common Units have been duly authorized and validly issued.

(b) Except (A) as described in Section 3.05(a), (B) for repurchases of Company Common Units by the Company in connection with the termination of the employment of any employee of the Company or any Company Subsidiary pursuant to any Contracts set forth in Schedule 3.15 of the Company Disclosure Schedule and (C) for issuances of Company Common Units resulting solely from the Reorganization Merger in accordance with the terms of this Agreement, there are (x) no outstanding: (i) membership interests or other voting or non-voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for membership interests or other voting or non-voting securities of the Company; or (iii) options, warrants, subscriptions, calls, preemptive rights, agreements arrangements or other rights to acquire from the Company, and no obligation of the Company to issue, transfer or sell, any membership interests, voting or non-voting securities or securities convertible into or exchangeable for membership interests or voting or non-voting securities of the Company, or committing the Company to grant any such options, warrants, subscriptions, calls, preemptive rights, agreements, arrangements or other rights or obligations; and (y) no obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Common Units or any voting trusts, registration rights agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Company Common Units.

(c) As of the date hereof, except as described in the Schedule 3.05(c) and for Indebtedness less than $500,000 in the aggregate, none of the Company or any Company Subsidiary has any outstanding Indebtedness.

SECTION 3.06. Subsidiaries.

(a) Schedule 3.06(a) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. As of the date hereof, 9,783,485 Team Common Shares are issued and outstanding and are owned beneficially and of record by the holders, and in the respective amounts, set forth in the Company Disclosure Schedule corresponding to this Section 3.06(a). The holders of Team Common Shares other than the Company are referred to herein as the “Team Minority Holders.” As of the date hereof: (i) Options to acquire an aggregate of 1,365,775 Team Common Shares are outstanding (including, without duplication, 1,010,687 Team Options), all of which have been issued under the Team Option Plans; and (ii) each such Option has the exercise price, is subject to the vesting schedule, has an exercise period and is held by the holders set forth with respect thereto, as set forth in the Company Disclosure Schedule corresponding to this Section 3.06(a).

Except for the Team Common Shares held by the Team Minority Holders and the Options held by the holders thereof, all of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of the Company, are owned by the Company, directly or indirectly. As of the Reorganization Effective Time, the number of outstanding Team Options will not exceed 1,010,687.

(b) All of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding capital stock of, or other ownership interest, which is owned, directly or indirectly, by the Company in each of its Subsidiaries is owned free and clear of any material Lien and free of any other material limitation or restriction, including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interest (other than any of such under the Securities Act or any state securities Laws). Except in set forth in Section 3.06(a), there are no: (i) outstanding securities of the Company or any of the Company Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of the Company Subsidiaries; (ii) outstanding options, warrants, subscriptions, calls, preemptive rights, agreements arrangements or other rights to acquire from the Company or any of the Company Subsidiaries, and no other agreement or obligation of the Company or any of the Company Subsidiaries to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of the Company Subsidiaries or committing the Company or any Company Subsidiary to grant any such options, warrants, subscriptions, calls, preemptive rights, agreements, arrangements or other rights or obligations; (iii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of the Company Subsidiaries or any capital stock of, or other ownership interests in, any of the Company Subsidiaries; (iv) obligations of the Company or any Company Subsidiary to make any investment (in the form of a loan, capital contribution or otherwise) in excess of $100,000 in any other Person (other any Company Subsidiaries); or (v) voting trust, registration rights agreement, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any capital stock of any Company Subsidiary.

SECTION 3.07. SEC Documents.

(a) Team has made available to Purchaser the Team SEC Documents. Team has filed on a timely basis all reports, filings, registration statements and other documents required to be filed or submitted by it with the SEC since December 31, 2002.

(b) As of its filing date, or as amended or supplemented prior to the date hereof, each the Team SEC Documents was prepared in accordance with and complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be; provided that the Team S-1 does not contain an estimated price range or any information which would be derived therefrom.

(c) No Team SEC Document, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading;

provided that the Team S-1 does not contain an estimated price range or any information which would be derived therefrom. As of the date hereof, except as set forth in Schedule 3.07(c), none of the Company or any Company Subsidiary is required to file any material form, report or other document with the SEC that was required to be filed after December 31, 2002 that has not been filed.

SECTION 3.08. Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Team included in the Team 10-K and the Team 10-Q: (i) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Team and its Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the respective periods then ended (subject to normal year-end adjustments and lack of footnote disclosure in the case of any unaudited interim financial statements); (ii) were prepared from the books and records of Team and its Subsidiaries; and (iii) have been prepared in accordance with and comply, in all material respects, with all applicable accounting requirements and the rules and regulations of the SEC.

(b) The Pre-Closing Financial Statements, when delivered pursuant to Section 5.04, will: (i) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Team and its Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the respective periods then ended (subject to normal year-end adjustments and lack of footnote disclosure in the case of any unaudited interim financial statements); (ii) be prepared from the books and records of Team and its Subsidiaries; and (iii) have been prepared in accordance with and comply, in all material respects, with all applicable accounting requirements and the rules and regulations of the SEC.

(c) There are no liabilities or obligations of the Company or any Company Subsidiary of any kind whatsoever, whether known or unknown, asserted or unasserted, accrued, contingent, absolute, determined, determinable or otherwise, in each case, other than:

(i) liabilities or obligations disclosed or provided for in the Team Balance Sheet or disclosed in the notes thereto

(ii) liabilities or obligations incurred since December 31, 2004 in the ordinary course of business consistent with past practice;

(iii) liabilities or obligations under this Agreement;

(iv) obligations of the Company or its Subsidiaries under the Contracts to which they are a party; and

(v) other liabilities or obligations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company is a holding company, which has had no material operations and has not engaged in any material activities, other than those operations or activities incident to its ownership of Team or function as a holding company.

SECTION 3.09. Absence of Certain Changes. Since the date of the Team Balance Sheet, except as otherwise expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been (i) any change, effect, occurrence or development which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) any action taken which, if it had been taken after the date hereof, would have required Purchaser’s prior consent pursuant to Section 5.01(b), (c), (g), (h) or (i).

SECTION 3.10. Litigation.

(a) There is no Action pending against, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective assets, rights or properties that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) would reasonably be expected to prevent or materially impair the ability of the Company, Team, Team Finance, Team MergerSub, Purchaser or PurchaserSub to consummate the transactions contemplated hereby.

(b) Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is subject to any Order that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Without limiting the generality of the foregoing, no investigation is pending or, to the Knowledge of the Company, threatened, by any Governmental Entity with respect to the health care operations or practices of the Company or any Company Subsidiary. Without limiting the generality of the foregoing the terms of the August 30th Letter (as defined on the Company Disclosure Schedule corresponding to this Section 3.10 have not been modified or withdrawn, except such modifications or withdrawals as have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.11. Taxes.

(a) All Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and the Company Subsidiaries have been filed in accordance with all applicable Laws. The Company and the Company Subsidiaries have timely paid all taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, has made adequate provision for such Taxes in the Team Balance Sheet in accordance with GAAP.

(b) Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, or (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor or by contract.

(c) There are no Liens with respect to Taxes upon any of the assets or properties of either Company or its Subsidiaries, other than with respect to Taxes not yet due and payable and for which adequate reserves have been reflected on the Team Balance Sheet.

(d) No deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of Company or any of its Subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries either within the Company’s Knowledge or claimed, pending or raised by an authority, in each case, in writing. No written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to material taxation by that jurisdiction.

(e) None of Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(f) None of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g) All material Taxes required to be withheld, collected or deposited by or with respect to Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(h) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Company or any of its Subsidiaries.

(i) Neither Company nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(j) Neither the Company nor any of its Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date or an adjustment by a taxing authority to any method of accounting employed prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

(k) Since its formation, the Company has maintained a valid election to be treated as a corporation for US federal income tax purposes.

(l) The 338(h)(10) election the Company entered into for the tax year ending December 31, 1999 was valid in all material respects.

(m) Neither the Company nor of its Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulation § 1.6011-4(b)(2).

(n) Physician’s Underwriting Group, Ltd., a Cayman Islands corporation and a wholly-owned Subsidiary of Team (“Captive Insurance”), qualifies as an insurance company for federal income tax purposes.

(o) Captive Insurance made a valid Code Section 953(d) election, effective as of February 26, 2003, and has maintained such election and complied with all representations made with respect to such election at all times since. Northwest Emergency Physicians, Inc., a Washington corporation and wholly owned subsidiary of Team, is in compliance in all material respects with the related Closing Agreement signed on July 28, 2005, and all representations made by Northwest Emergency Physicians, Inc., and Captive Insurance in such agreement are true and complete.

SECTION 3.12. Compliance with Laws; Licenses, Permits and Registrations.

(a) Neither the Company nor any Company Subsidiary is in violation of, or has violated, any applicable provisions of any Law or Order, except for any such violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries has all permits, licenses, approvals, authorizations, registrations, franchises, certificates, notifications, exemptions and other authorizations from all Governmental Entities (“Permits”) required to own, lease and operate their respective assets and properties and to carry on their respective businesses as currently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Permits are in all material respects, in full force and effect and since January 1, 2004, neither the Company nor any Company Subsidiary has received any written or to, to the Company’s Knowledge, oral notice from any Governmental Entity asserting that the Company or any Company Subsidiary is not in material compliance with any Law or material Permit or threatening to suspend, revoke, revise, limit or terminate any material Permit held by the Company or any Company Subsidiary other than notices that have been withdrawn, complied with or otherwise resolved prior to the date hereof.

(c) Each of the Company and the Company Subsidiaries is, in all material respects, in compliance with the Health Insurance Portability and Accountability Act of 1996 and all other applicable Laws with respect to privacy and personal information.

SECTION 3.13. Contracts.

(a) Except as set forth in the Company Disclosure Schedule corresponding to this Section 3.13(a), neither the Company nor any Company Subsidiary is a party to or bound by any of the following Contracts (collectively, the “Material Contracts”):

(i) any Contract that expressly and materially limits the ability of the Company or any Company Subsidiary to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time;

(ii) any Contract with any labor union or labor association representing any employee of the Company or any Company Subsidiary;

(iii) any Contract for the acquisition or sale of any assets or securities of any Person having a fair market value in excess of $1,000,000;

(iv) any Contract relating to the incurrence of Indebtedness (other than borrowings between the Company and any of its wholly-owned Subsidiaries or between any of the Company’s wholly-owned Subsidiaries) involving amounts in excess of $500,000;

(v) any Contract pursuant to which the Company or any Company Subsidiary has any payment obligations (whether contingent or otherwise) that could arise after the date of the Team Balance Sheet in respect of earn-outs, deferred purchase price arrangements, indemnities or similar arrangements that have arisen in connection with investments in or acquisitions or dispositions of companies or businesses;

(vi) any Material Contract providing for future payments that are conditioned upon, in whole or in part, a change of control or similar event;

(vii) any material joint venture or partnership agreement or similar Contract;

(viii) any Contract containing any material restrictions on acquisitions of the equity of the counterparty thereto;

(ix) other than any Contract involving consideration of less than $500,000, (A) any Contract granting or obtaining any right to use or practice any rights under any material Company Intellectual Property or material intellectual property of any other Person (other than licenses for off-the-shelf-standard commercially available software), (B) any material information technology service Contract and (C) any material intellectual property outsourcing Contract;

(x) other than any Contracts with physicians that are not employees of the Company or any Company Subsidiary, any employment, consulting, severance or similar agreement with any employee, independent contractor or consultant of the Company or any Company Subsidiary whose current annual cash compensation is in excess of $300,000 that is not terminable by the Company or such Company Subsidiary by notice of not more than 180 days for a cost of less than $200,000;

(xi) any Contract restricting the payment of dividends or other distributions; and

(xii) any Contracts relating to the leasing of any real or personal property providing for annual rentals of $250,000 or more.

(b) Except as would not have a Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or a Company Subsidiary, as the case may be, and, to the Knowledge of the Company, is in full force and effect, and none of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party thereto is, or is alleged in writing to be, in violation, default or breach in any material respect under the terms of any such Contract. The Company has made available to Purchaser prior to the date hereof true and correct copies of all Material Contracts, including all amendments and supplements thereto.

SECTION 3.14. Employee Benefit Plans.

(a) The Company Disclosure Schedule corresponding to this Section 3.14(a) contains an accurate and complete list of each material Company Employee Plan.

(b) The Company Disclosure Schedule corresponding to this Section 3.14(b) contains an accurate and complete list of each material agreement, arrangement, commitment, understanding, plan, or policy of any kind, with or for the benefit of any current or former officer or director of the Company or any of its Subsidiaries other than any Company Employee Plan listed as required in Section 3.14(a). Each item listed on Schedule 3.14(b) is referred to herein as a “Company Compensation Commitment.”

(c) Each Company Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code and each trust which forms a part of any such Company Employee Plan has received a determination from the IRS that such Company Employee Plan is qualified under Section 401(a) of the Code and that such related trust is exempt from Taxation under Section 501(a) of the Code, and nothing has occurred since the date of such determination that could adversely affect the qualification of such benefit plan or the exemption from Taxation of such related trust.

(d) No Company Employee Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA).

(e) Except as disclosed in the Company Disclosure Schedule corresponding to this Section 3.14(e), neither the execution of this Agreement, equityholder approval of this Agreement, the consummation of the transactions contemplated by this Agreement nor the occurrence of a change in control or ownership within the meaning of Section 280G of the Code will: (i) obligate the Company or any of its Subsidiaries to pay any material separation, severance, termination or similar benefit; (ii) accelerate the time of payment or vesting or result in any material payment or funding of compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any such Company Employee Plan or Company Compensation Commitments; (iii) limit or restrict the right of the Company or its Subsidiaries to merge, amend or terminate any such Company Employee Plan or Company Compensation Commitment; or (iv) result in material payments under any of the Company Employee Plans or Company Compensation Commitments which would not be deductible under Section 280G of the Code.

(f) (i) Each Company Employee Plan and any related trust, insurance contract or fund has been maintained, funded and administered in compliance in all material respects with its respective terms and applicable Law; (ii) there has been no application for or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Company Employee Plan; (iii) neither the Company nor any of its Subsidiaries has incurred any liability under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit

Guaranty Corporation (other than for payment of premiums not yet due); and (iv) with respect to any “employee pension plan” as defined in Section 3(2) of ERISA, no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material Tax, fine, lien, penalty or other material liability imposed by ERISA, the Code or other applicable Laws, rules or regulations.

(g) The Company and each of its Subsidiaries has complied in all material respects with the health care continuation requirements of Part 6 of Title I of ERISA (“COBRA”); and the Company and its Subsidiaries have no material obligation under any Company Employee Plan or otherwise to provide health benefits to former employees of the Company or any of its Subsidiaries or any other person, except as specifically required by COBRA.

(h) Neither the Company nor any of its Subsidiaries (or any member of their Controlled Group) has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203, respectively, of ERISA) from any Company Employee Plan subject to Title IV of ERISA which is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), no such liability has been asserted, and there are no events or circumstances which could result in any such partial or complete withdrawal nor would any such entity be subject to such liability if, as of the Reorganization Effective Date, the Company and its Subsidiaries or any member of their Controlled Group were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan. Neither the Company nor any of its Subsidiaries is bound by any material contract or agreement or has any obligation or liability described in Section 4204 of ERISA.

(i) Neither the Company nor any of its Subsidiaries has, contributes to, maintains or sponsors or has any material liability with respect to any employee benefit plan, agreement or arrangement applicable to employees of the Company or any of its Subsidiaries located outside the United States.

(j) With respect to each material Company Employee Plan and each material Company Compensation Commitment, the Company or the appropriate Subsidiary of the Company has made available to Purchaser true, complete and correct copies of (to the extent applicable): (i) plan document embodying the Company Employee Plan or Company Compensation Commitment (or, to the extent no such copy exists, an accurate description of such Company Employee Plan or Compensation Commitment); (ii) all documents pursuant to which the Company Employee Plan or the Company Compensation Commitment is maintained, funded and administered; (iii) the most recent annual report (Form 5500 series) filed with the IRS (with applicable attachments); (iv) the most recent financial statements; (v) the most recent actuarial valuation of benefit obligations; (vi) the most recent determination letter received from the IRS and the most recent application to the IRS for such determination letter; and (vii) a summary of any proposed amendments or changes anticipated to be made to such Company Employee Plan or Company Compensation Commitment at any time within the twelve months immediately following the date hereof.

(k) With respect to any Company Employee Plan: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or to the Company’s Knowledge, threatened; (ii) to the Company’s Knowledge, no facts or circumstances exist that could give rise to any such actions, suits or claims; (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Company Employee Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other governmental agencies are pending, or to the Company’s Knowledge, threatened or in progress (including any routine requests for information from the PBGC).

SECTION 3.15. Transactions with Affiliates. Schedule 3.15 lists (A) all material Contracts and (B) all material transactions that have occurred after December 31, 2004, in each case, between the Company or any Company Subsidiary, on the one hand, and any of (i) any equity holder of the Company or any Company Subsidiary or any of their respective Affiliates (other than the Company and the Company Subsidiaries), or (ii) any current or former executive officer or director (or any immediate family member thereof) of the Company or any Company Subsidiary or any Person referred to in clause (i) above (other than employment, severance, benefit or other similar Contract with any equity holder or current or former executive officer or director) on the other hand (collectively, the “Affiliate Contracts”).

SECTION 3.16. Intellectual Property. Each of the Company and Company Subsidiaries owns or has adequate rights to use all patents, trademarks, service marks, trade names, corporate names, domain names, and other source indicators, copyrights, work of authorship in any media, including software, databases, trade secrets, confidential, proprietary or non-public information and all other intellectual property rights (collectively, the “Company Intellectual Property”) necessary to carry on their respective businesses as currently conducted, free of all Liens (other than Liens arising under licenses granted in the ordinary course of business consistent with past practice), except where such would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of infringements, dilution or misappropriation of or conflict with (“Infringement”) the rights of others with respect to the use of any Company Intellectual Property, and, to the Knowledge of the Company, there is no Infringement of any Company Intellectual Property by others, in each case, other than for such Infringement as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and Company Subsidiaries has executed agreements with current and past employees, contractors and agents who have participated in the invention or creation of any material Company Intellectual Property to assign to the Company or a Company Subsidiary all of such persons’ right, title and interest in such Company Intellectual Property except to the extent that the absence of such agreement would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and Company Subsidiaries takes all commercially reasonable actions to protect, in all material respects, the confidentiality, integrity, security and privacy of its software, databases, systems, networks and Internet sites and all confidential information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification thereof.

SECTION 3.17. Required Votes; Stockholders and Securityholders Agreements.

(a) Holders of the majority of the Company Common Units have approved this Agreement, the Recapitalization Merger and the other transactions contemplated hereby by written consent in accordance with the LLC Act and the LLC Agreement and no other vote of the holders of Company Common Units that has not been obtained is required by Law to approve this Agreement, the Recapitalization Merger and/or any of the other transactions contemplated hereby.

(b) No vote of the equityholders of Team Finance that has not been obtained is required by Law to approve this Agreement, the Reorganization Merger and/or any of the other transactions contemplated hereby.

(c) Other than the vote of the holders of Team Common Shares to approve this Agreement and the Reorganization Merger and the vote of the sole stockholder of Team MergerSub to approve this Agreement and the Reorganization Merger, no other vote of the holders of any class or series of shares or other capital stock of Team or Team MergerSub that has not been obtained is required by Law to approve this Agreement, the Reorganization Merger and/or any of the other transactions contemplated hereby.

(d) As of the Reorganization Effective Time, the Team Stockholders Agreement and Team Health Registration Agreement shall have terminated and be of no further force or effect. As of the Recapitalization Effective Time, the Company Securityholders Agreement and the Company Registration Agreement shall have terminated and be of no further force or effect.

SECTION 3.18. Finders’ Fees; Estimated Transaction Expenses. Except for JP Morgan Securities Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc., there is no investment banker, broker, finder or other such intermediary which has been retained by, or is authorized to act on behalf of, the Company or any Company Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The Company has heretofore furnished to Purchaser true and complete copies of all agreements with JP Morgan Securities Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc. pursuant to which such firms would be entitled to any payment relating to the transactions contemplated hereby. Set forth on Schedule 3.18 is an itemized statement representing the Company’s good faith estimate, as of the date hereof, of all Transaction Expenses.

SECTION 3.19. Internal and Disclosure Controls. The management of Team has in all material respects: (i) designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Team, including its consolidated Subsidiaries, that is required to be disclosed by Team in the reports that it files or submits under the Exchange Act is made known to the management of Team by others within those entities; (ii) designed, implemented and maintains internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) disclosed, based on its most recent evaluation, to Team’s outside auditors and the audit committee of the Board of Directors of Team that there (A) are no significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Team’s ability to record, process, summarize and report financial data and (B) is no fraud, whether or not material, that involves management or other employees who have a significant role in Team’s internal control over financial reporting.

SECTION 3.20. Labor Matters. Except as set forth in the Company Disclosure Schedule corresponding to this Section 3.20, (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other Contract with any labor organization or other labor representative of any of the employees of the Company or any Company Subsidiary, nor is any such contract or agreement presently being negotiated; (ii) no material labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect, or, to the Knowledge of the Company, threatened, and neither the Company nor any Company Subsidiary has experienced any such material labor controversy with the past three years; (iii) no material unfair labor practice charge, complaint or grievance, by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, threatened; (iv) each Person who is classified by the Company or any Company Subsidiary as an independent contractor or temporary employee, rather than as an employee, is properly so classified in all material respects under all applicable Law (including, for the avoidance of doubt, Tax Laws) after giving effect to any exemptions received by the Company or any Company Subsidiary; and (v) each employee who is classified by the Company or any Company Subsidiary as exempt from receiving overtime wages is properly so classified under all applicable Laws.

SECTION 3.21. Properties

(a) Real Property.

(i) None of the Company or any Company Subsidiary own any real property.

(ii) The Company Disclosure Schedule corresponding to this Section 3.21(a)(ii) sets forth a true and complete list of all material real property leased by the Company and the Company Subsidiaries. All of the leases relating to such leased real property are in full force and effect and (A) neither the Company nor any Company Subsidiary is in default (or has taken or failed to take any action which, with notice, lapse of time, or both, would constitute a default) under the terms of any such lease or has received notice of default under such lease which has not been cured within applicable grace periods and (B) to the Knowledge of the Company, no other Person is in default under any such lease. The Company has made available to Purchaser prior to the date hereof a true and complete copy of each lease listed in Schedule 3.21(a)(ii).

(iii) To the Knowledge of the Company, there are no condemnation proceedings or eminent domain proceedings of any kind pending or threatened with respect to any portion of the Company’s or any Company Subsidiaries’ real property.

(b) Personal Property. The Company and the Company Subsidiaries have good, valid and marketable title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal tangible or intangible) reflected on the Team Balance Sheet or acquired after the date of the Team Balance Sheet, except for Company Intellectual Property and properties and assets sold since the date of the Team Balance Sheet in the ordinary course of business consistent with past practices or where the failure to have such good, valid and marketable title or valid leasehold interests would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.22. Insurance Coverage.

(a) Schedule 3.22(a) contains a true and complete list of all material insurance policies carried by or for the benefit of the Company or any Company Subsidiary. To the Knowledge of the Company, all such insurance policies are in full force and effect. The Company has made available to Purchaser a true and complete copy of each of the insurance policies listed on Schedule 3.22(a) (collectively, the “Policies”).

(b) No written notice of early cancellation, non-renewal, early termination or revocation has been received with respect to any of the Policies. There are no pending or, to the Knowledge of the Company, threatened material claims against any of the Policies by the Company or any Company Subsidiary as to which the insurers have denied liability in writing.

(c) Captive Insurance has conducted and is conducting its operations in all material respects in accordance with its plan of operations, a true and complete copy of which has been made available to Purchaser prior to the date hereof.

(d) Captive Insurance has posted reserves in relation to the anticipated payment of benefits, losses, claims and expenses under any insurance Contract or policy that it is party to or bound by, and all such reserves: (i) are reflected adequately in all material respects in the financial statements of Captive Insurance and Team; (ii) were calculated in all material respects in accordance with generally accepted actuarial principles, consistently applied; and (iii) were based on reasonable actuarial assumptions given the circumstances under which such Contract or policy was written. The cash balances of Captive Insurance are sufficient to satisfy the requirements, if any, of applicable Law.

SECTION 3.23. Environmental Matters. Except as set forth in the Company Disclosure Schedule corresponding to this Section 3.23 and except as would not reasonably be expected to result in a Company Material Adverse Effect, each of the Company and the Company Subsidiaries: (i) is in compliance with all, and has not violated any, Environmental Laws applicable to it; (ii) has not received any notice or claim alleging that it has violated any Environmental Laws or that it is liable or has any obligations to any Person as a result of the presence or release of any Materials of Environmental Concern at any real property currently or formerly owned, leased or otherwise used (including any offsite waste storage, handling or disposal facility) or indicating that there is any investigation of or inquiry into the possibility of such a claim, and there is no basis for any such claim; and (iii) is not a party to or, to the Knowledge of the Company, affected by, any proceedings, investigations, or agreements concerning, Environmental Laws or the presence or release of any Materials of Environmental Concern. The Company has made available to Purchaser prior to the date hereof true and complete copies of all material studies, audits, assessments or investigations concerning compliance with, or liability or obligations under, Environmental Laws affecting the Company or any Company Subsidiary that are in the possession or control of the Company or any Company Subsidiary.

SECTION 3.24. Payors.

(a) Neither the Company nor any Company Subsidiary is currently involved in any material dispute with any Governmental Entity payor or third party payor (e.g., a health insurer, HMO, PPO and the like) that provides in excess of 5% of the total annual revenue of the Company and the Company Subsidiaries on a consolidated basis (each, a “Material Payor”), and neither the Company nor any Company Subsidiary has received any written notice from any Material Payor to the effect that such Material Payor intends to cease doing business or significantly reduce the volume of its business with the Company or any Company Subsidiary or change any of the material terms related to its contracts with the Company or Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary has been excluded or debarred by any Law or Order from any healthcare program run by any Governmental Entity, and no formal Action to exclude or debar the Company or any Company Subsidiary from any such healthcare program is pending or, to the Knowledge of the Company, threatened.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

PURCHASER

Purchaser represents and warrants to the Company that:

SECTION 4.01. Corporate Existence and Power. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all organizational powers required to carry on its business as now conducted and is not in violation of its organizational documents. PurchaserSub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all organizational powers required to carry on its business as now conducted and is not in violation of its organizational documents. Purchaser is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to prevent or materially impair Purchaser’s ability to consummate the transactions contemplated by this Agreement. PurchaserSub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

SECTION 4.02. Authorization; Approvals. The execution, delivery and performance by Purchaser and PurchaserSub of this Agreement and the consummation by Purchaser and PurchaserSub of the transactions contemplated hereby are within each of their respective organizational powers and have been duly authorized by all necessary organizational action on the part of Purchaser and PurchaserSub and their respective equity holders. Assuming that this Agreement constitutes the valid and binding obligation of the Company, Team, Team

Finance and Team MergerSub, this Agreement constitutes a valid and binding agreement of each of Purchaser and PurchaserSub, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or to general principles of equity. No vote of the holders of any of the outstanding members of Purchaser or any other security of Purchaser under the laws of the state of its organization or any other applicable law or regulation, or pursuant to the terms of the certificate of formation, limited liability company agreement or other organizational document of Purchaser, is necessary to approve this Agreement or the transactions contemplated hereby.

SECTION 4.03. Governmental Authorization. The execution, delivery and performance by Purchaser and PurchaserSub of this Agreement and the consummation by Purchaser and PurchaserSub of the transactions contemplated hereby require no consent, approval, action, order, authorization, registration or declaration by or in respect of, or filing with or notification to, any Governmental Entity, other than (a) those set forth in clauses (a) through (c) of Section 3.03 and Schedule 3.03 and (b) such other consents, approvals, actions, orders, authorizations, registrations, declarations, filings or notifications which, if not obtained or made, would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Purchaser or PurchaserSub to consummate the transactions contemplated by this Agreement (the filings and authorizations referred to in clauses (a) and (b) being referred to collectively as the “Purchaser Required Governmental Consents”).

SECTION 4.04. Non-Contravention. The execution, delivery and performance by Purchaser and PurchaserSub of this Agreement and the consummation by Purchaser and PurchaserSub of the transactions contemplated hereby do not and will not: (a) contravene or conflict with the organizational documents of Purchaser or PurchaserSub; (b) assuming that all of the Purchaser Required Governmental Consents are obtained, contravene or conflict with or constitute a violation of any Law or Order binding upon or applicable to Purchaser or PurchaserSub or any of their respective properties, rights or assets; (c) require any consent or other action by any Person under, constitute a default under or give rise to a right of termination, cancellation, amendment, payment or acceleration (in each case, with or without due notice or lapse of time or both) or result in any other change of any right or obligation of Purchaser or any Purchaser Subsidiary or to a loss of any benefit or status to which Purchaser or any Purchaser Subsidiary is entitled under any provision of any Contract binding upon Purchaser or PurchaserSub or any of their respective properties, rights or assets or any Permit or other similar authorization held by Purchaser or PurchaserSub; or (d) result in the creation or imposition of any Lien on any property, right or asset of Purchaser or PurchaserSub other than, in the case of each of (b), (c) and (d), any such items that would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Purchaser or PurchaserSub to consummate the transactions contemplated by this Agreement.

SECTION 4.05. Litigation. There is no Action pending against, or to the Knowledge of Purchaser, threatened against, Purchaser or PurchaserSub or any of their respective assets, rights or properties that, individually or in the aggregate, would reasonably be expected to prevent or materially impair the ability of Purchaser or PurchaserSub to consummate the transactions contemplated hereby. Neither Purchaser nor PurchaserSub nor any of their respective properties, rights or assets is subject to any Order that, individually or in the aggregate, would reasonably be expected to prevent or materially impair the ability of Purchaser or PurchaserSub to consummate the transactions contemplated hereby.

SECTION 4.06. Finders’ Fees. There is no investment banker, broker, finder or other such intermediary which has been retained by, or is authorized to act on behalf of, Purchaser or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement if the Closing does not occur.

SECTION 4.07. Acquisition of Common Units for Investment. Purchaser is acquiring the Company Common Units for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of the ownership of the equity interests of the Surviving Company. Purchaser acknowledges and agrees that the Company Common Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.

SECTION 4.08. Financing. Purchaser has previously provided to the Company a copy of (i) an executed commitment letter (the “Equity Commitment Letter”), dated as of October 11, 2005, from Blackstone Capital Partners IV L.P., evidencing its commitment, among other things, to subscribe for and purchase equity interests of Purchaser for an aggregate subscription amount of up to $365 million in cash, subject to the terms and conditions thereof, and (ii) an executed commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), dated as of October 11, 2005, from JP Morgan Chase Bank, N.A., J. P. Morgan Securities Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (collectively, the “Lenders”). Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein, the Lenders have committed to provide $500 million in senior secured credit financing and $265 million in senior subordinated bridge financing to Team Finance. The obligations to fund the commitments under the Commitment Letters are not subject to any condition other than those set forth in the Commitment Letters. To the Knowledge of Purchaser, as of the date hereof, no fact or event has occurred that would reasonably be expected to cause the Commitment Letters to be ineffective or preclude in any material respect the satisfaction by Purchaser of the conditions applicable to it set forth in the Commitment Letters. As of the date hereof, the Commitment Letters are in full force and effect and since the date hereof have not been amended in any material respect in a manner adverse to the Company or any Company Subsidiary or their respective equity holders, and the financing and other fees that are due and payable under the Debt Commitment Letter on or before the date hereof have been paid in full. Subject to the terms and conditions of the Commitment Letters, assuming for purposes of this representation that the conditions set forth in Sections 8.03(a) and (b) are satisfied, the funds contemplated to be received pursuant to the Commitment Letters will be sufficient to pay the Recapitalization Merger Consideration, the Team Option Merger Consideration and to make all other necessary payments to be made by Purchaser and PurchaserSub in connection with the transactions contemplated hereby.

SECTION 4.09. Solvency. Immediately following the Closing, the Company will be Solvent (assuming for the purposes of this representation that the Company was Solvent immediately prior to Closing and assuming the accuracy as of the Closing of the representations and warranties contained in Article 3 hereof). For purposes of the preceding sentence, “Solvent”

shall mean, with respect to any Person, that: (i) the fair saleable value of the property of such Person is, on the date of determination, greater than the total amount of liabilities of such Person as of such date; (ii) such Person is able to pay all liabilities of such Person as such liabilities mature; and (iii) such Person does not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person.

SECTION 4.10. Acknowledgement. Each of Purchaser and PurchaserSub acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser and PurchaserSub have relied on the results of their own independent investigation and verification and the representations and warranties of the Company or any of its Subsidiaries expressly and specifically set forth in this Agreement, including the schedules attached hereto. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company, its unitholders and Team, its stockholders and the holders of Team Options to Purchaser and PurchaserSub in connection with the transactions contemplated hereby.

ARTICLE 5

COVENANTS OF COMPANY

SECTION 5.01. Company Interim Operations. Except as set forth in the Company Disclosure Schedule corresponding to this Section 5.01 or as otherwise expressly contemplated or permitted hereby, without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, from the date hereof until the Recapitalization Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to: (i) preserve intact its business organization, rights and other assets and relationships with third parties; and (ii) maintain in effect all Permits that are required for the Company or any Company Subsidiary to carry on its business as currently conducted. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Schedule corresponding to this Section 5.01 or as otherwise expressly contemplated or permitted by this Agreement, from the date hereof until the Recapitalization Effective Time, without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, the Company shall not, nor shall it permit any Company Subsidiary to:

(a) amend its certificate of formation or limited liability company agreement or certificate of incorporation or by-laws or other organizational documents, as the case may be;

(b) split, combine or reclassify any Company Common Units or other membership interests of the Company or declare, issue, make or pay any distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Common Units or any other membership interests in the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company equity or equity related securities, except for repurchases from former employees and consultants in accordance with the terms of agreements in effect on the date hereof;

(c) split, combine or reclassify any shares of the capital stock of Team or any other Company Subsidiary or declare, issue, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Team Common Shares or any other Team capital stock or any shares of capital stock of any other Company Subsidiary (other than dividends paid by any wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any equity or equity related securities of Team or any other Company Subsidiary, except for repurchases of equity in Team from former employees and consultants in accordance with the terms of agreements in effect on the date hereof and set forth on Schedule 5.01(c);

(d) issue, deliver, dispose of or sell or authorize the issuance, delivery, disposal or sale of, any Company Common Units or other membership interests of the Company of any class or series or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such units or other membership interests or any such convertible or exchangeable securities (including the granting of any additional Options);

(e) issue, deliver, dispose of or sell or authorize the issuance, delivery, disposal or sale of, any shares of capital stock of Team or any other Company Subsidiary of any class or series or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock of Team or any other Company Subsidiary or any such convertible or exchangeable securities (including the granting of any additional Options), other than in connection with the issuance of the Team Common Shares upon the exercise of the Team Options outstanding on the date hereof;

(f) pledge or agree to pledge any stock owned by it in any of the Company Subsidiaries, other than pursuant to the Senior Credit Agreement or the documents contemplated thereby;

(g) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (A) incurred in 2005 which, in the aggregate, do not exceed $12 million, including those contemplated by the 2005 capital expenditure budget for the Company and the Company Subsidiaries, which budget is included in or attached to the Company Disclosure Schedule or (B) incurred in 2006 which, in the aggregate, do not exceed $3.0 million;

(h) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or a series of related transactions all or substantially all of the assets or equity interests of any Person or any business or division of any Person, in any case having a fair market value or involving consideration in excess of $1.0 million with respect to all such transactions in the aggregate;

(i) sell, lease, license, encumber or otherwise dispose of any material assets or properties, other than (A) in the ordinary course of business consistent with past practice or (B) transactions not otherwise described in clause (A) which, in the aggregate, do not exceed $2.0 million;

(j) incur or assume any Indebtedness except in the ordinary course of business consistent with past practice (which shall include borrowings under the existing revolving credit facilities of the Company or its Subsidiaries) and which does not, as of each month’s end and as of the Closing Date, exceed $5 million in the aggregate;

(k) except in the ordinary course of business consistent with past practice, amend, modify, or terminate any Material Contract, or otherwise discharge, waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary;

(l) except in accordance with the terms of this Agreement, amend or modify any Affiliate Contract; provided that the Company and the Company Subsidiaries may renew any of the Contracts referenced on Schedule 8.03 of the Company Disclosure Schedule;

(m) enter into any Contract that would constitute a Material Contract or an Affiliate Contract had such Contract been in effect on the date hereof;

(n) (i) except in the ordinary course of business consistent with past practice or as required by Law or a Contract existing on the date hereof, increase the amount of compensation of any director or officer or make any increase in or commitment to increase any employee health, welfare, fringe or retirement benefits; (ii) except as required by Law or an agreement, policy or arrangement existing on the date hereof, loan or advance any money or other property to any current or former officer or director of the Company or any of its Subsidiaries, loan or advance any money or other property to any other employee of the Company or any of its Subsidiaries in an individual amount exceeding $50,000, or grant any severance or termination pay or rights to any director, officer or employee of the Company or any Company Subsidiary; (iii) except in the ordinary course of business consistent with past practice or as required by Law, adopt any additional Company Employee Plan or Company Compensation Commitment or, except in the ordinary course of business consistent with past practice or as required by Law, make any contribution to any existing such plan; (iv) except in the ordinary course of business consistent with past practice or as required by Law, amend in any material respect any Company Employee Plan or increase the funding obligation or contribution rate of any Company Employee Plan subject to Title IV of ERISA, other than as required by Law; or (v) except for the acceleration of vesting referenced in Section 3.09 of the Company Disclosure Schedule or pursuant to Section 5.09 of this Agreement, accelerate the vesting of any Option;

(o) except as required by Law, change any method of Tax accounting, make or change any Tax election, file any amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(p) (A) change in any material respect the Company’s methods of accounting in effect as of the date of the Team Balance Sheet, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, or (B) change in the Company’s fiscal year;

(q) effectuate a “plant closing” or “mass layoff” as those terms are defined in the Workers Adjustment and Retraining Notification Act of 1988, as amended, or any similar triggering event under state Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Company Subsidiary;

(r) settle or compromise any material Action pursuant to which the Company pays, or becomes obligated to pay (net of insurance payments and recoveries), an amount in excess of $1 million;

(s) make any loans or advances of borrowed money or capital contributions to, or equity investments in, any other Person, other than (A) in connection with acquisitions permitted by Section 5.01(h) above and loans and advances permitted pursuant to Section 5.01(n)(ii), (B) in an aggregate amount not to exceed $500,000 or (C) payroll advances to employees and physicians in the ordinary course of business consistent with past practice and (B) the extension of trade credit to customers and suppliers in the ordinary course of business consistent with past practice;

(t) enter into or adopt a plan or agreement of recapitalization, reorganization, merger or consolidation, or adopt a plan of complete or partial liquidation or dissolution; or

(u) cause any Insurance Policy to be cancelled or terminated other than in the ordinary course of business consistent with past practice;

(v) terminate the employment of Dr. Lynn Massingale or take any action that would reasonably be expected to, prior to the Recapitalization Effective Time, constitute “Good Reason” under his employment agreement with Team, as amended through the date hereof; or

(w) agree, resolve, authorize or commit to do any of the foregoing;

provided that the limitations set forth in clauses 5.01(a) through 5.01(w) shall not apply to any action, transaction or event occurring exclusively between the Company, Team or any wholly-owned Subsidiary of Team or between any of Team’s wholly-owned Subsidiaries.

SECTION 5.02. Team S-1. The Company agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall cause Team to not (i) file with the SEC any amendments to the Team S-1 or (ii) take any actions primarily for the purpose of advancing the process of making effective the Team S-1; provided that the Company shall have the option to withdraw the filing with the SEC of the Team S-1 at any time.

SECTION 5.03. Exclusivity. The Company agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, and it shall cause the Company Subsidiaries and shall use its commercially reasonable efforts to cause the officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors, representatives and Affiliates of the Company and the Company Subsidiaries not to, directly or indirectly: (i) solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could be expected to lead to, any Acquisition Proposal; (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of the Company’s or any Company Subsidiaries’ securities; or (iv) enter into any agreement with respect to any Acquisition Proposal. Purchaser acknowledges that prior to the date of this Agreement the Company has solicited or caused to be solicited by its financial advisors indications of interest and proposals for an Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries to, and shall use its commercially reasonably efforts to cause its and their officers, employees, representatives and Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Proposal.

SECTION 5.04. Financing Assistance.

(a) Prior to the Closing, the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Company Subsidiaries and its and their respective officers, employees and representatives to, assist Purchaser in connection with the arrangement of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including any refinancing or replacement of any existing, or the arrangement of any new, facility for Indebtedness of the Company and its Subsidiaries. Without limiting the generality of the foregoing, such cooperation shall include using commercially reasonable efforts to (i) participate in meetings, due diligence sessions and road shows, (ii) assist in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iii) obtain comfort letters of accountants and legal opinions, and (iv) otherwise make available documents and information relating to the Company and its Subsidiaries, in each case, as may be reasonably requested by Purchaser.

(b) Without limiting the generality of the foregoing, for each fiscal month, quarter and year ending between the date of this Agreement and the Recapitalization Effective Time, the Company will use commercially reasonable effects to deliver to Purchaser:

(i) unaudited monthly consolidated financial statements for Team and its Subsidiaries within 30 days after the end of each fiscal month;

(ii) unaudited quarterly consolidated financial statements, including notes, for Team and its Subsidiaries within 45 days after the end of each fiscal quarter, reviewed by Ernst & Young LLP pursuant to SAS 100, together with a letter of Ernst & Young LLP to the effect that they have performed a review of such financial statements as described in SAS 100, and nothing has come to their attention that caused them to believe that (A) any material modifications should be made to such financial statements for them to be in conformity with GAAP or (B) such financial statements do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related published rules and regulations;

(iii) audited annual consolidated financial statements for Team and its Subsidiaries within 90 days after the end of any fiscal year (the financial statements referred to in clause (ii) and (iii), the “Pre-Closing Financial Statements”); and

(iv) any other similar regularly prepared financial statements or financial information regarding the Company and/or the Company Subsidiaries that Purchaser may reasonably request.

(c) Without limiting the generality of the foregoing, the Company shall cause Team to: (i) prepare an appropriate notice of redemption for all of Team’s outstanding 9% Senior

Subordinated Notes due 2012 (the “Notes”); (ii) use its commercially reasonable efforts to cause the Trustee (as defined in Indenture, dated as of March 23, 2004, between Team and The Bank of New York (the “Indenture”)) to agree to proceed with the redemption of the Notes on notice of 30 days or less and, in any event, provide such notice and take any such action as is necessary or appropriate to cause the Trustee to mail the notice of redemption to the holders of the Notes on the date of the Closing; (iii) prepare appropriate instructions to the Trustee directing it to apply the deposited money toward the payment of the Notes on the redemption date; (iv) use its commercially reasonable efforts to obtain an officer’s certificate stating that, subject to delivery of funds as arranged by Purchaser, all conditions precedent to the satisfaction and discharge of the Notes have been satisfied; (v) use its commercially reasonable efforts to obtain an appropriate opinion of counsel stating that, subject only to delivery of funds as arranged by Purchaser, all conditions precedent to the satisfaction and discharge of the Notes have been satisfied; and (vi) use its commercially reasonable efforts to take all other actions and prepare all other documents as may be reasonably necessary or appropriate to prepare to issue as of the Closing an irrevocable redemption notice for the Notes (subject to delivery of funds as arranged by Purchaser).

(d) Notwithstanding anything in this Agreement to the contrary, this Section 5.04 shall not require the Company or the Company Subsidiaries to materially interrupt the conduct of their business.

SECTION 5.05. Repayment of Senior Indebtedness. On or prior to the second Business Day prior to the Recapitalization Effective Time, the Company shall use its commercially reasonable efforts to deliver to Purchaser copies of payoff letters (subject to delivery of funds as arranged by Purchaser), in commercially reasonable form, from the administration agent under the Senior Credit Agreement and shall use its commercially reasonable efforts to make arrangements for the release of all mortgages, liens and other security over the Company’s and the Company Subsidiaries’ properties and assets securing such obligations (subject to delivery of funds as arranged by Purchaser).

SECTION 5.06. Affiliate Transaction. The Company shall, and shall cause the counterparties thereto, to terminate all Affiliate Contracts (other than those set forth on Schedule 8.03 of the Company Disclosure Schedule) without any monetary or material liability or obligation having been incurred or satisfied by the Company or any Company Subsidiary as a result of such termination.

SECTION 5.07. Team Stockholder Approval. Team shall, within 15 days after the date hereof, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Team Stockholders Meeting”) for the purpose of approving and adopting this Agreement and the Reorganization Merger in accordance with applicable Law; provided that the Team Stockholders Meeting shall not be required to be held if the holders of Team Common Shares shall have approved this Agreement and the Reorganization Merger by unanimous written consent within 15 days after the date hereof. At the Team Stockholders Meeting (or in any written consent in lieu thereof), the Company shall vote all of the Team Common Shares owned by it in favor of, and shall take other actions reasonably necessary to ensure, the approval and adoption of this Agreement and the Reorganization Merger.

SECTION 5.08. Retained Units.

(a) The Company hereby agrees that it will take all reasonable steps necessary to (i) identify, in the records of the Company and any equity ownership record or ledger maintained by the Company, the Company Common Units identified on Schedule 2.04(c) as being “Retained Units” and (ii) maintain such designation with respect to such units upon any transfer of such units. Team hereby agrees that it will, and the Company hereby agrees to cause Team to, take all reasonable steps necessary to (i) identify in the records of Team, including the stock register maintained by Team, the Team Common Shares identified on Schedule 2.04(c) as underlying Company Common Units that will be issued in the Reorganization Merger and that are identified as being “Retained Units” for purposes of the Recapitalization Merger and (ii) maintain such designation with respect to such shares upon any transfer of such shares.

(b) The Company hereby agrees that it will not, without the prior written consent of Purchaser, with respect to any Transfer (as defined for purposes of this sentence only in the Company Securityholders Agreement) or proposed Transfer of Company Common Units by any holder of Retained Units identified on Schedule 2.04(c), as amended or supplemented, or any of their respective successors or assigns, waive any of its rights under Sections 2 or 5 of the Company Securityholders Agreement or consent to any such Transfer and that it will not record any Transfer or attempted Transfer in violation of any provision of the Company Securityholders Agreement on its books or treat any purported transferee of such Company Common Units as the owner of such Company Common Units for any purpose. Team hereby agrees that it will not, without the prior written consent of Purchaser, with respect to any Transfer (as defined for purposes of this sentence only in the Team Stockholders Agreement) or proposed Transfer of Team Common Shares by any holder of Retained Units identified on Schedule 2.04(c), as amended or supplemented, or any of their respective successors or assigns, waive any of its rights under Sections 2 or 5 of the Team Stockholders Agreement or consent to any such Transfer and that it will not record any Transfer or attempted Transfer in violation of any provision of the Team Stockholders Agreement on its books or treat any purported transferee of such Team Common Shares as the owner of such Team Common Shares for any purpose.

SECTION 5.09. Parachute Payments. The Company will (i) use its commercially reasonable efforts at least 10 days prior to the Closing Date to secure, from the holders of Options who would, as a result of the accelerated vesting contemplated by Section 3.09 of the Company Disclosure Schedule, be deemed to receive “parachute payments” that would not be deductible under Section 280G of the Code, waivers to their right to such accelerated vesting (a “Waiver”) in which event the vesting of such Options will only accelerate in connection with the consummation of the transactions contemplated by this Agreement if the Company obtains shareholder approval of such accelerated vesting in a manner which complies with the shareholder approval requirements of Section 280G of the Code and Treasury Regulation Section 1.280G-1 (“Shareholder Approval”) and (ii) prepare and provide to Purchaser as soon as reasonably practicable after the date hereof calculations, prepared by the Company, of any potential parachute payments under Section 280G that will arise as a result of the consummation of the transactions contemplated hereby (including, without limitation, as a result of the accelerated vesting of any Options) and provide Purchaser with the opportunity to review, and consult with the Company with respect to, the preparation of any Waiver and the Company’s obtaining of any Shareholder Approval.

ARTICLE 6

COVENANTS OF PURCHASER

SECTION 6.01. Director and Officer Liability.

(a) For a period of six years after the Recapitalization Effective Time, the Surviving Company shall indemnify, to the fullest extent permitted under applicable Law, the present and former managers, directors and officers of the Company and its Subsidiaries (the “Indemnified Parties”) in respect of actions taken prior to and including the Recapitalization Effective Time in connection with their duties as managers, directors or officers of the Company or its Subsidiaries (including the transactions contemplated hereby); provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims; provided, further, that: (i) the foregoing shall not prevent or prohibit the Surviving Company or any of its Subsidiaries from amending, repealing (and replacing) or modifying their respective organizational documents, so long as such amendment, repeal or modification does not affect, limit or impair the rights of the Indemnified Parties hereunder or thereunder; and (ii) such indemnification shall be subject to any limitation imposed from time to time under applicable Law. Without limitation of the foregoing, in the event any Indemnified Party becomes involved in such capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated hereby, occurring prior to and including the Recapitalization Effective Time, the Surviving Company, to the extent permitted and on such conditions as may be required by the LLC Act, will periodically advance expenses to such Indemnified Party for his reasonable legal and other reasonable out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) For not less than six years after the Recapitalization Effective Time, the Surviving Company shall provide directors’ and officers’ liability insurance covering the Persons who are currently covered by the existing directors’ and officers’ liability insurance of the Company with respect to actions that shall have taken place prior to or at the Recapitalization Effective Time, on terms with respect to coverage and amount no less favorable to such Persons than those in effect on the date hereof under the existing directors’ and officers’ liability insurance of the Company; provided that such policy can be obtained for premiums per annum not exceeding 300% of the amount that the Company and the Company Subsidiaries paid in its last full fiscal year, and, if not, on such terms with respect to coverage and amount as favorable as possible relative to the terms of such policies in effect on the date hereof as can be obtained for premiums per annum not exceeding 300% of such amount.

(c) If Purchaser or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Purchaser or the Surviving Company, as the case may be, honor the obligations set forth in this Section 6.01.

(d) The obligations of the Surviving Company and Purchaser under this Section 6.01 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.01 applies without the prior written consent of such affected Person.

SECTION 6.02. Employee Benefits.

(a) During the period commencing on the date of the Recapitalization Effective Time and ending on the first anniversary thereof, Purchaser shall (i) provide (or shall cause the Surviving Company to provide) employees that were employees of the Company and the Company Subsidiaries immediately prior to the Recapitalization Effective Time (the “Company Employees”) with base salaries that are no less favorable than provided to such Company Employees immediately prior to the Recapitalization Effective Time and bonus opportunities that are no less favorable than the bonus opportunities set forth in Section 3.14(a) of the Company Disclosure Schedule (other than equity incentives), and (ii) maintain employee benefit plans, programs and arrangements for the benefit of the Company Employees (the “Purchaser Employee Plans”) that are no less favorable, in the aggregate, than the Company Employee Plans listed in Section 3.14(a) of the Company Disclosure Schedule (including benefits pursuant to qualified and nonqualified retirement plans, savings plans, medical, dental, disability and life insurance plans and programs, deferred compensation arrangements, bonus and incentive compensation plans, and retiree benefit plans, policies and arrangement, but excluding for this purpose, the value attributable to any equity based incentives or retiree welfare benefits). For purposes of all Purchaser Employee Plans, Purchaser shall recognize (or cause to be recognized) service with the Company and the Company Subsidiaries and any predecessor entities (and any other service credited by the Company under similar benefit plans) for all purposes (including for vesting, eligibility to participate, severance and benefit accrual) to the same extent such service was credited under the comparable Company Employee Plan.

(b) From and after the Recapitalization Effective Time, Purchaser shall, and shall cause the Purchaser Subsidiaries to, waive any pre-existing condition limitations that were waived under the Company Employee Plans and credit any deductibles and out-of-pocket expenses that are applicable and/or covered under the Company Employee Plans, and are incurred by the employees and their beneficiaries during the portion of the calendar year prior to participation in the Purchaser Employee Plans.

(c) The provisions of this Section 6.02 shall not create in any Company Employee any rights to employment or continued employment with Purchaser or the Surviving Company or any of their respective Subsidiaries or Affiliates and nothing in this Section 6.02, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

ARTICLE 7

COVENANTS OF PURCHASER AND COMPANY

SECTION 7.01. Commercially Reasonable Efforts. Subject to the terms and conditions hereof, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable; provided that, for the avoidance of doubt, none of the parties hereto shall be obligated to consummate the transactions contemplated hereby prior to the date specified for Closing in Section 2.01(d). The Company, Purchaser and PurchaserSub shall each furnish to one another and to one another’s counsel all such information as may be required in order to accomplish the foregoing actions.

SECTION 7.02. Cooperation in Receipt of Consents. The Company and Purchaser shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby and (ii) seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking promptly to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, Purchaser and the Company shall each file any Notification and Report Forms and related material that it may be required to file in connection with the transactions contemplated by this Agreement with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, shall each use its diligent efforts to obtain an early termination of the applicable waiting period, and shall each make any further filings pursuant thereto that may be necessary, proper or advisable. Each party shall permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.

SECTION 7.03. Public Announcements. The parties shall consult with each other before issuing any press release or making any public statement or communication with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Law, will not issue any such press release or make any such public statement or communication prior to such consultation.

SECTION 7.04. Access to Information. From the date hereof until the Recapitalization Effective Time and subject to applicable Law and any applicable restrictions in the Company’s or the Company Subsidiaries’ agreements, the Company shall (i) give to Purchaser, its counsel, financing sources, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and the Company Subsidiaries (including Tax records and accountants’ work papers) and (ii) reasonably promptly furnish or make available to Purchaser, its counsel, financing sources, financial advisors, auditors and other authorized representatives such financial and operating data and other information as Purchaser may reasonably request. Any investigation pursuant to this Section 7.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries. Unless otherwise required by Law, Purchaser will hold, and will cause its respective officers, employees, counsel, financial advisors, auditors and other authorized representatives to hold, any nonpublic information obtained in any such investigation in confidence in accordance with the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, prior to Closing, Purchaser and Purchaser’s representatives shall contact and communicate with the employees

(other than the members of senior management), physicians, customers and suppliers of the Company and its Subsidiaries in connection with the transactions contemplated hereby only after prior authorization from the Company’s Chief Executive Officer. From and after the Recapitalization Effective Time, unless otherwise consented to in writing by Madison Dearborn Capital Partners II, L.P. and Cornerstone Equity Investors IV, L.P., the Company and the Company Subsidiaries shall not, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or the Company Subsidiaries for the period prior to the Recapitalization Effective Time without first offering to surrender to such holders such books and records or any portion thereof which Purchaser, the Company or any Company Subsidiary may intend to destroy, alter or dispose of.

SECTION 7.05. Notices of Certain Events. The Company and Purchaser shall promptly notify the other of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; (iii) any Actions commenced or, to the Knowledge of the Company or to the Knowledge of Purchaser, as the case may be, threatened that, if pending on the date of this Agreement, would have been required to have been disclosed hereunder; and (iv) any action, event or occurrence that would constitute a breach of any representation, warranty, covenant or agreement of such party set forth in this Agreement.

ARTICLE 8

CONDITIONS TO THE MERGERS

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Team, Team Finance, and Team MergerSub, on the one hand, and Purchaser and PurchaserSub, on the other hand, to consummate the Recapitalization Merger are subject to the satisfaction of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the Recapitalization Merger shall have expired or been terminated;

(b) no Order shall temporarily or permanently restrain, enjoin or prohibit the consummation of the Recapitalization Merger or any of the other transactions contemplated hereby;

(c) no Law shall have been enacted or issued that temporarily or permanently makes any of the transactions contemplated hereby illegal or others prohibits consummation of any such transaction; and

(d) no Action by any Governmental Entity shall be pending that seeks to prohibit, restrain or enjoin consummation of any of the transactions contemplated hereby.

SECTION 8.02. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Recapitalization Merger are subject to the satisfaction of the following further conditions:

(a) Purchaser and PurchaserSub each shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Recapitalization Effective Time;

(b) the representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any qualifications as to a “material,” “materially” or any similar qualification) at and as of the date of this Agreement and at and as of the Recapitalization Effective Time (except to the extent that such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct at and as of such respective earlier date), as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualifications as to a “material,” “materially” or any similar qualification) would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on Purchaser; provided that the representations and warranties set forth in Sections 4.01 and 4.02 shall be true and correct in all material respects; and

(c) the Company shall have received a certificate signed by a Manager of Purchaser to paragraphs (a) and (b) above.

SECTION 8.03. Conditions to the Obligations of Purchaser and PurchaserSub. The obligations of Purchaser and PurchaserSub to consummate the Recapitalization Merger are subject to the satisfaction of the following further conditions:

(a) the Company, Team, Team Finance and Team MergerSub shall have performed in all material respects all of their respective obligations hereunder required to be performed by each of them at or prior to the Recapitalization Effective Time;

(b) the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any “Company Material Adverse Effect,” “material,” “materially” or any similar qualification) at and as of the date of this Agreement and at and as of the Recapitalization Effective Time (except to the extent that such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct at and as of such respective earlier date), as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any “Company Material Adverse Effect,” “material,” “materially” or any similar qualification) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that the representations and warranties set forth in Sections 3.01(a), 3.01(b), 3.02, 3.05, and 3.06(a) and (b) (but only with respect to Team) shall be true and correct in all material respects;

(c) the Reorganization Merger shall have occurred;

(d) Purchaser shall have received a certificate signed by the Chief Executive Officer, President or Chief Financial Officer of the Company to paragraphs (a), (b) and (c) above;

(e) Company shall have delivered to Purchaser a certificate in form and substance reasonably satisfactory to Purchaser, duly executed and acknowledged, certifying the facts that would exempt the transactions contemplated hereby from withholding under Section 1445 of the Code;

(f) the Company shall have obtained all the consents set forth on Exhibit C hereto;

(g) as of the Closing, the holders of less than 1% of the outstanding Team Common Shares shall have exercised and still have outstanding dissenters’ rights pursuant to the TBCA with respect to the Reorganization Merger; and

(h) assuming the Company were to have $640.0 million of indebtedness, then the ratio of such indebtedness to EBITDA for the twelve-month period ended as of the last month end which is at least 30 days before the Closing Date, shall have been no greater than 6.75 to 1.0.

ARTICLE 9

TERMINATION

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Recapitalization Effective Time:

(a) by the mutual written consent of Purchaser and the Company;

(b) by Purchaser, if there has been a material breach by the Company, Team, Team Finance or Team MergerSub of any representation, warranty, covenant or other agreement contained herein which would reasonably be expected to prevent the satisfaction of any condition to the obligations of Purchaser or PurchaserSub at the Recapitalization Effective Time and such breach has not been waived by Purchaser or cured by the Company within ten Business Days after the Company’s receipt of written notice thereof from Purchaser;

(c) by the Company, if there has been a material breach by Purchaser or PurchaserSub of any representation, warranty, covenant or other agreement contained herein which would reasonably be expected to prevent the satisfaction of any condition to the obligations of the Company at the Recapitalization Effective Time and such breach has not been waived by the Company or cured by Purchaser within ten Business Days after Purchaser’s receipt of written notice thereof from the Company; provided that such cure right shall not apply in the case of the breach by Purchaser or PurchaserSub of their obligations to make available the Recapitalization Merger Consideration pursuant to Article 2 of this Agreement on the Closing Date;

(d) by Purchaser, if the transactions contemplated hereby have not been consummated on or before February 21, 2006; provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.01(d) if Purchaser’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby (provided that, if such breach is solely a breach (i) of its obligation to effect the Closing and satisfy its obligations under Article 2 (ii) resulting from a failure to receive the proceeds of one or more of the debt financings contemplated by the Debt Commitment Letter and (iii) at the time of such breach, the conditions specified in Sections 8.01, 8.03(a), (b), (f), (g) and (h) are satisfied, then Purchaser may terminate this Agreement as long as it simultaneously pays the Termination Fee to the Company by wire transfer of same day funds);

(e) by the Company, if the transactions contemplated hereby have not been consummated on or before February 21, 2006; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.01(e) if the Company’s, Team’s, Team Finance’s or Team MergerSub’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby; or

(f) by either Purchaser or the Company if consummation of the Recapitalization Merger or any other transaction contemplated hereby would violate any non-appealable Order restraining, enjoining or prohibiting the consummation of the Recapitalization Merger or any of the other transactions contemplated hereby; provided that the right to terminate this Agreement pursuant to this Section 9.01(f) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e) or (f) of this Section 9.01 shall give written notice of such termination to the other parties hereto.

SECTION 9.02. Effect of Termination.

(a) Subject to Section 9.02(b), if any party terminates this Agreement pursuant to Section 9.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party, except any liability of any party for willful or knowing breaches of this Agreement prior to the time of such termination (subject to Section 9.02(c)); provided that the provisions of this Section 9.02 and Section 9.03, the sentence of Section 7.04 regarding the Confidentiality Agreement, and Articles 10 and 11 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

(b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 9.01(c) or (e) as a result of a breach by Purchaser or PurchaserSub of its respective obligation to effect the Closing pursuant to Article 2 hereof and satisfy its obligations under Article 2, including delivering or making available sufficient funds to make all payments pursuant to Article 2, (ii) Purchaser and PurchaserSub fail to effect the Closing and satisfy such obligations because of a failure to receive the proceeds of one or more of the debt financings contemplated by the Debt Commitment Letter and (iii) at the time of such termination and failure, the conditions specified in Sections 8.01, 8.03(a), (b), (f), (g) and (h) are satisfied, then Purchaser and PurchaserSub shall pay $30 million (the “Termination Fee”) to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of same day funds.

(c) Notwithstanding anything in this Agreement to the contrary:

(i) if in the circumstances in which Purchaser and/or PurchaserSub pay or become obligated to pay the Termination Fee, Purchaser and PurchaserSub are not otherwise in breach of this Agreement such that the condition set forth in Section 8.02(a) would otherwise be satisfied (but for Purchaser’s and PurchaserSub’s failure in and of itself to satisfy their obligations under Article 2, including delivering or making available sufficient funds to make all payments pursuant to Article 2) then the Company’s right to receive payment of the Termination Fee pursuant to Section 9.02(b) shall be the sole and exclusive remedy of the Company and its Subsidiaries against Purchaser, PurchaserSub and any of their respective

Affiliates, stockholders, partners, members, directors, officers or agents for any loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by Purchaser or PurchaserSub and the failure of the transactions contemplated hereby to be consummated, and upon payment of the Termination Fee in accordance with Section 9.02(b), none of Purchaser, PurchaserSub or any of their respective Affiliates, stockholders, partners, members, directors, officers or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; and

(ii) in no event shall Purchaser, PurchaserSub and their respective Affiliates, stockholders, partners, members, directors, officers or agents be subjected to liability in excess of $75 million in the aggregate for all losses and damages arising from or in connection with breaches by Purchaser or PurchaserSub of the representations, warranties, covenants and agreements contained in this Agreement.

SECTION 9.03. Fees and Expenses. Except as provided in Section 5.04(d), all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Recapitalization Merger is consummated.

SECTION 9.04. Waivers and Amendments. At any time prior to the Recapitalization Effective Time, the parties hereto, by action taken by or pursuant to resolutions of their respective boards of directors or boards of managers, as the case may be, may in writing: (a) extend the time for the performance of any of the obligations or other acts of the parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any provision of this Agreement may be amended or waived prior to the Recapitalization Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto or in the case of a waiver, by the party against whom the waiver is to be effective.

ARTICLE 10

DEFINITIONS

SECTION 10.01. Certain Definitions.

(a) As used herein, the following terms have the following meanings:

“Action” means any suit, claim, action, arbitration, investigation, assertion or other proceeding, whether administrative, civil or criminal, in Law or equity, before any arbitrator or Governmental Entity.

“Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, any purchase of at least 10% of the assets of the Company and its Subsidiaries, taken as a whole, or all or a substantial part of the Company Common Units or capital stock of any Company Subsidiary, other than the transactions contemplated by this Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks are authorized by Law to close in Chicago, Illinois or New York, New York.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

“Company Common Unit” means a Common Unit of the Company as defined in the LLC Agreement, as in effect immediately prior to the Recapitalization Effective Time.

“Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, as amended (including multiemployer plans within the meaning of Section 3(37) of ERISA), each severance, change-in-control or similar contract, plan, arrangement or policy, each collective bargaining agreement, each other plan or arrangement providing for bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, health or medical benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, post-employment or retirement benefits and each other material compensation or benefit plan, program, policy or arrangement which is (i) maintained or contributed to by the Company or any of its Affiliates and covers any employee or former employee of the Company or any Company Subsidiary or (ii) as to which the Company or any of its Subsidiaries has any liability.

“Company Material Adverse Effect” means any change, effect, occurrence or development that is materially adverse to the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the following shall be excluded from the definition of “Company Material Adverse Effect” and from the determination of whether such a Company Material Adverse Effect has occurred: any change, effect, occurrence or development resulting from or arising in connection with: (i) the announcement of either this Agreement or the transactions contemplated hereby; (ii) changes in any Medicare Law, Medicaid Law or insurance Law or applicable accounting regulations and principles; (iii) changes or conditions affecting the business in which the Company and its Subsidiaries operate generally; and (iv) changes in economic conditions generally, except, in the case of clauses (ii), (iii) and (iv), to the extent such change, effect, occurrence or development has a disproportionate adverse effect on the Company and the Company Subsidiaries as compared to any other Person engaged in the same business.

“Company Registration Agreement” means the Registration Agreement, dated as of March 12, 1999, by and among the Company and certain securityholders of the Company who are from time to time a party thereto.

“Company Securityholders Agreement” means the Securityholders Agreement, dated as of March 12, 1999, by and among the Company and certain securityholders of the Company who are from time to time a party thereto.

“Confidentiality Agreement” means the letter agreement by and between Team and Blackstone Management Partners IV L.L.C., dated August 15, 2005.

“Contract” means any written or oral contract, obligation, plan, undertaking, arrangement, agreement, commitment, indenture, note, bond, mortgage, loan, instrument, lease or license.

“EBITDA” means, with respect to any period, the net income of the Company for such period prior to any provision for (i) interest expense (including, without limitation, amortization of debt issuance costs), (ii) taxes (whether federal, state, local or foreign) based on income, capital or profits, (iii) depreciation, amortization (including amortization of goodwill and other intangibles), (iv) management fees, (v) other non-operating expenses (consistent with historical financial statement reporting classification), (vi) impairment charges, (vii) stock option related charges, (viii) expenses related to or associated with the transactions contemplated hereby or Team’s contemplated initial public offering (e.g., investment banking fees and expenses, legal fees and expenses, accounting fees and expenses, and printer fees and expenses), or (ix) any extraordinary gains or extraordinary losses, in each case determined on a consolidated basis in accordance with GAAP and the accounting principles utilized in preparing the calculation of EBITDA set forth on the financial schedule for the twelve months ended August 31, 2005 attached hereto as Exhibit D (the “Reference Financial Schedule”). The impact of any change in accounting estimates, other than ordinary course amounts, relating to prior fiscal periods will be excluded from any calculation of EBITDA.

“Environmental Laws” means any and all Laws or Orders of any Governmental Entity regulating, relating to or imposing liability or standards of conduct concerning pollution or protection of surface water, groundwater, ambient air, surface or subsurface soil, wildlife habitat, or related aspects of the environment, or employee health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles applicable to companies that are registered with the Securities and Exchange Commission as in effect on the date of this Agreement.

“Governmental Entity” means any federal, state or local governmental authority, any trans-governmental division, department, bureau, board or other administrative authority or any court, tribunal, judicial or arbitral body, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred and payable in the ordinary course of business consistent with past practice) including (i) any indebtedness evidenced by a contract, note, bond, debenture or similar instrument, (ii) accrued interest and any prepayment premiums, penalties, breakage costs or other similar obligations in respect thereof (excluding as a result of the consummation of the transactions contemplated hereby) and (iii) any guarantees or other contingent obligations in respect of the items referred to in the foregoing clauses (i) or (ii), (b) obligations to pay rent or other amounts under any lease of real property or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP, (c) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person and (d) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; provided that Indebtedness shall not include any item that is a Transaction Expense and is reflected as such in the Expense Statement.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Purchaser” and “Purchaser’s Knowledge” means the actual knowledge of Neil Simpkins, Ben Jenkins and Michael Dal Bello.

“Knowledge of the Company” and “Company’s Knowledge” means the actual knowledge of H. Lynn Massingale, M.D., Chief Executive Officer and Director; Greg Roth, President and Chief Operating Officer; Robert J. Abramowski, Executive Vice President, Finance and Administration; Robert C. Joyner, Executive Vice President, General Counsel; David Jones, Chief Financial Officer; Stephen Sherlin, Chief Compliance Officer; and Joseph Carmen, President, Billing Operations.

“Law” means any federal, state, local or foreign constitutional provision, statute, law (including common law), rule or regulation of any Governmental Entity.

“Lien” means, with respect to any asset or property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) liens for water and sewer charges and current Taxes not yet due and payable or being contested in good faith, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and similar liens and (iii) other liens arising in the ordinary course of business consistent with past practice and not incurred in connection with the borrowing of money and which, individually or in the aggregate, do not and could not reasonably be expected to materially impair the fair market value or continued use and operation of the relevant asset or property.

“LLC Act” means the Limited Liability Company Act of the State of Delaware, as amended.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement, dated March 12, 1999, by and among the members of the Company party thereto, as amended, waived or supplemented from time to time.

“Marketing Period” means the period beginning on the date hereof and ending on February 21, 2006.

“Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, hazardous wastes, toxic substances, asbestos, molds, pollutants, or contaminants defined as such in, or regulated or that could give rise to liability under, any applicable Environmental Law.

“Options” means all outstanding options, warrants and rights to acquire Team Common Shares.

“Order” means any judgment, decree, order, injunction, ruling, assessment, stipulation, award, determination, writ, settlement agreement or arbitration award of an arbitrator or Governmental Entity.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Entity.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Credit Agreement” means Credit Agreement, dated as of March 23, 2004, by and among Team, as borrower, the Company and the subsidiaries of the borrower from time to time party thereto, as guarantors, Bank of America, N.A., as administrative agent, L/C issuer and swing line lender, and the other lenders party thereto, Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead arrangers and book managers JPMorgan Chase Bank, as syndication agent, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., LaSalle Bank National Association and General Electric Capital Corporation as documentation agents, as amended from time to time, including by the First Amendment, dated April 6, 2005.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any general partner of such partnership association or a majority of the voting interests of the equity ownership of the limited liability company or other business entity. “Purchaser Subsidiary” means a Subsidiary of Purchaser and “Company Subsidiary” means a Subsidiary of the Company.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Entity.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“TBCA” means the Business Corporation Act of the State of Tennessee, as amended.

“Team Balance Sheet” means Team’s consolidated balance sheet included in the Team 10-K.

“Team Options” means all Options which are or will be exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options, warrants and rights, or at the election of Team’s board of directors)) as of the Reorganization Effective Time.

“Team Option Plans” means Team’s 1999 Stock Option Plan, as amended.

“Team Registration Agreement” means the Registration Agreement, dated as of March 12, 1999, by and among Team, the Company, Pacific Physicians Services Inc., and certain other stockholders of Team who are from time to time a party thereto.

“Team SEC Documents” means: (i) the Team S-1; (ii) the Team 10-K; (iii) the Team 10-Q; (iv) Team’s Form 8-K’s filed after December 31, 2002; and (v) all other reports, filings, registration statements and other documents filed or submitted by Team with the SEC after December 31, 2002, in each case including all exhibits and all other information incorporated by reference and as subsequently amended prior to the date hereof.

“Team S-1” means Team’s S-1 Registration Statement, as filed with the SEC on August 16, 2005.

“Team Stockholders Agreement” means the Stockholders Agreement, dated as of March 12, 1999, by and among Team, the Company, Pacific Physicians Services Inc., and certain other stockholders of Team who are from time to time a party thereto.

“Team 10-K” means the Team annual report on Form 10-K for its fiscal year ended December 31, 2004, as filed with the SEC on March 1, 2005.

“Team 10-Q” means the Team quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2005, as filed with the SEC on August 10, 2005.

“Transaction Expenses” means out-of-pocket costs, fees and expenses incurred or accrued by the Company or any Company Subsidiary between July 1, 2005 and the Closing Date in connection with the Team S-1, this Agreement, the Reorganization Merger, the Recapitalization Merger and the transactions contemplated by the Team S-1 or this Agreement including all professional fees and related expenses for services rendered by counsel, actuaries, auditors, accountants, investment bankers, experts, consultants (including environmental consultants) and other advisors related to the foregoing and all sale bonuses, “stay-around” and similar bonuses, severance payments, non-competition payments and similar costs and expenses payable in connection with the transactions contemplated by this Agreement to current and former directors, officers, employees, stockholders and consultants, and includes (x) any amounts due to John Craig as a result of the arrangements the Company made in repurchasing his Company Common Units on September 15, 2005 and (y) any amounts due to Dr. Gillespie as a result of the arrangements the Company made in repurchasing his Company Common Units on January 1, 2005; provided that Transaction Expenses shall exclude (i) for the avoidance of doubt, all Reorganization Merger Consideration and Recapitalization Merger Consideration, (ii) all costs, fees and expenses and payment obligations to discharge or repay all obligations under the Notes and/or the Senior Credit Agreement and all principal, interest, prepayment or refinancing premiums, fees and costs, all filing fees related to the foregoing and (iii) all costs, fees and expenses or other payment obligations related to the carrying out Sections 5.04 or 5.05 of this Agreement.

“Transmittal Letter” means a letter of transmittal substantially in the form of Exhibit E attached hereto.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Contracts	Section 3.15
Agreement	Preface
Captive Insurance	Section 3.11(n)
Closing	Section 2.01(d)
Closing Date	Section 2.01(d)
Commitment Letters	Section 4.08
Company	Preface
Company Compensation Commitment	Section 3.14(b)
Company Employees	Section 6.02(a)
Company Holder	Section 2.05(b)(i)
Company Intellectual Property	Section 3.16
Company Required Governmental Consents	Section 3.03
Company Subsidiary	Section 10.01(a)
Company Unitholder Approval	Section 3.17(a)
Debt Commitment Letter	Section 4.08
Equity Commitment Letter	Section 4.08
Exchange Units	Section 2.04(c)
Expense Statement	Section 2.06

Term	Section
Guaranty	Recitals
Indemnified Parties	Section 6.01(a)
Indenture	Section 5.04(c)
Infringement	Section 3.16
Lenders	Section 4.08
Material Contracts	Section 3.13(a)
Material Payor	Section 3.24(a)
Multiemployer Plan	Section 3.14(h)
Notes	Section 5.04(c)
PBGC	Section 3.14(k)
Per Team Option Merger Consideration	Section 1.06
Per Unit Merger Consideration	Section 2.04(b)
Permits	Section 3.12(b)
Pre-Closing Financial Statements	Section 5.04(b)(iii)
Purchaser	Preface
Purchaser Employee Plans	Section 6.02(a)
Purchaser Required Governmental Consents	Section 4.03
Purchaser Subsidiary	Section 10.01(a)
PurchaserSub	Preface
Recapitalization Certificate of Merger	Section 2.01(b)
Recapitalization Effective Time	Section 2.01(b)
Recapitalization Merger	Section 2.01(a)
Recapitalization Merger Consideration	Section 2.04(b)
Reorganization Certificate of Merger	Section 1.01(b)
Reorganization Effective Time	Section 1.01(b)
Reorganization Merger	Section 1.01(a)
Reorganization Merger Consideration	Section 1.04(c)
Retained Units	Section 2.04(c)
Solvent	Section 4.09
Shareholder Approval	Section 5.09
Surviving Company	Section 2.01(a)
Surviving Corporation	Section 1.01(a)
Team	Preface
Team Certificates	Section 1.05(a)
Team Common Share	Section 1.04(b)
Team Converting Holder	Section 1.04(c)
Team MergerSub	Preface
Team Minority Holders	Section 3.06(a)
Team Option Holder	Section 1.06
Team Option Merger Consideration	Section 1.06
Tennessee Secretary	Section 1.01(b)
Termination Fee	Section 9.02
Waiver	Section 5.09

ARTICLE 11

MISCELLANEOUS

SECTION 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

if to Purchaser or PurchaserSub, to:

c/o The Blackstone Group

345 Park Avenue

New York, NY 10154

Attention:     Neil Simpkins

Facsimile:      (212) 583-5712

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:     William Dougherty

Facsimile:      (212) 455-2502

if to the Company, Team, Team Finance or

Team MergerSub to:

Team Health, Inc.

1900 Winston Road

Knoxville, TN 37919

Attention:     Lynn Massingale, M.D.

Facsimile:      (865) 539-8030

with a copy to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Attention:     Sanford E. Perl, P.C.

Facsimile:      (312) 861-2200

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 11.01 and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 11.01.

SECTION 11.02. Survival of Representations, Warranties and Covenants after the Recapitalization Effective Time. None of the representations, warranties, covenants and other agreements in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Recapitalization Effective Time, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part after the Recapitalization Effective Time and Articles 10 and 11.

SECTION 11.03. Disclosure Generally. If and to the extent any information required to be furnished in any schedule is contained in this Agreement or in any schedule attached hereto, such information shall be deemed to be included in all schedules in which the information is required to be included to the extent that such information sets forth on its face sufficient detail so that the relevance of such disclosure to such other schedule is readily apparent to a reader of such information; provided that the only qualifications or exceptions to Section 5.01 shall be as explicitly set forth in Schedule 5.01 of the Company Disclosure Schedule. The inclusion of any information in any schedule attached hereto shall not be deemed to be an admission or acknowledgment by any party, in and of itself, that such information is material to or outside the ordinary course of the business of such party.

SECTION 11.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that each of Purchaser and PurchaserSub may assign its rights and obligations hereunder to any Affiliate of Purchaser (provided that no such assignment shall relieve Purchaser or PurchaserSub of its obligations hereunder). Any purported transfer or assignment in violation hereof shall be null and void.

SECTION 11.05. Governing Law. All questions concerning the Reorganization Merger shall be governed by the TBCA to the extent applicable thereto, all questions concerning the Recapitalization Merger shall be governed by the DGCL to the extent applicable thereto and all other questions concerning the construction, validity, and interpretation of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of New York. Each of the parties hereto accepts and submits to the non-exclusive jurisdiction of any New York state or United States federal court sitting in the City of New York with respect to disputes arising out of this Agreement.

SECTION 11.06. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except that each of the third parties named as having rights in Section 6.01 or the last sentence of Section 7.04 hereof shall have the right to enforce such provisions as intended third-party beneficiaries thereof.

SECTION 11.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.08. Entire Agreement. This Agreement (together with the exhibits and schedules hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof; provided that this Agreement shall not supersede or in any way modify the terms of the Confidentiality Agreement, which agreement shall remain in full force and effect.

SECTION 11.09. Specific Performance. The parties hereto (i) agree that irreparable damage would occur if any provision of this Agreement to be performed by the Company, Team, Team Finance or Team MergerSub were not performed in accordance with the terms thereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of any provision of this Agreement or to enforce specifically the performance of the terms hereof and (ii) without limiting the Company’s rights under the Guaranty, acknowledges that the sole and exclusive remedy of the Company, Team, Team Finance and Team MergerSub hereunder for breach shall be the monetary damages set forth in Section 9.02 hereof.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

TEAM HEALTH HOLDINGS, L.L.C.

By:	/s/ H. Lynn Massingale
Its:	President

TEAM HEALTH, INC.

By:	/s/ H. Lynn Massingale
Its:	Chief Executive Officer

TEAM FINANCE LLC

By:	TEAM HEALTH HOLDINGS, L.L.C.
Its:	Managing Member

By:	/s/ H. Lynn Massingale
Its:	Chief Executive Officer

TEAM HEALTH MERGERSUB, INC.

By:	/s/ Robert C. Joyner
Its:	Executive Vice President

[Continuation of Signature Page to Agreement and Plan of Merger]

ENSEMBLE PARENT LLC

By:	/s/ Neil Simpkins
Its:	Manager

ENSEMBLE ACQUISITION LLC

By:	/s/ Neil Simpkins
Its:	Manager